Exhibit 99.1

Registered number: 13351178

GUARDIAN METAL RESOURCES PLC

Annual Report and Financial Statements

Registered number: 13351178

For the year ended 30 June 2026

GUARDIAN METAL RESOURCES PLC

GUARDIAN METAL RESOURCES PLC

COMPANY INFORMATION

FOR THE YEAR ENDED 30 JUNE 2026

Directors:	J Starzecki	Executive Chairman
	O Friesen	Chief Executive Officer
	B Hodges	Non-Executive Director
	M Schlumpberger	Non-Executive Director
	M Thorpe	Non-Executive Director

Company secretary:	Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF

Company number:	13351178

Auditor:	PKF Littlejohn LLP
Statutory Auditor
30 Churchill Place
Canary Wharf
London E14 5RE

Nominated adviser:	Cairn Financial Advisers LLP
9th Floor
107 Cheapside
London EC2V 6DN

Broker:	Tamesis Partners LLP
125 Old Broad Street
London EC2N 1AR

Joint Corporate Broker:	Joh. Berenberg, Gossler & Co
KG, London Branch
60 Threadneedle Street
London EC2R 8HP

UK Solicitor:	Haynes & Boone CDG LLP
Alder Castle House
10 Noble Street
London EC2V 7JX

US Solicitor:	Haynes & Boone LLP
30 Rockefeller Plaza
22nd Floor
New York, NY
United States 10112

US Solicitor:	Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY
United States 10017

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S STATEMENT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Guardian Metal Resources Plc (“Guardian Metal”) entered the 2026 financial year with a clear purpose: to advance its two Nevada tungsten projects and establish the financial, technical and organisational platform required for their development. Over the course of the year, the Company delivered substantial progress against that objective. We secured significant funding, strengthened our leadership and operating capability, expanded our presence in the U.S. capital markets through a listing on the NYSE American, and completed the Pilot Mountain Pre-Feasibility Study (“PFS”) on time. Together, these achievements have materially strengthened the foundations of the business and positioned Guardian Metal for its next phase of growth.

A defining feature of the year was the continued development of the Company’s leadership capability, both at Board level and on the ground in Nevada. We welcomed Mr Michael X. Schlumpberger and Dr Mark Thorpe as Non-Executive Directors, bringing extensive operational, permitting, technical and executive experience across the mining and critical minerals sectors. We also expanded our Nevada-based team, further strengthening the technical and operating capabilities required to support the Pilot Mountain PFS and advance Tempiute.

The combination of capital markets, mining, technical and corporate expertise within Guardian Metal has been essential as the Company transitions from exploration towards development. The Board believes the quality and experience of the team is now one of Guardian Metal’s principal differentiators. The Pilot Mountain PFS was led by the Company’s in-house team in collaboration with Samuel Engineering and specialist consultants, demonstrating our ability to combine strong internal ownership with high-quality external expertise.

We continued to build our Nevada operating platform around our core assets, increased project activity and a growing local presence. This work is important not only to the advancement of Pilot Mountain and Tempiute, but also to the establishment of Guardian Metal as a credible, long-term participant in Nevada’s mining industry.

Execution was equally evident at project level. Pilot Mountain progressed through resource definition, engineering and technical study work towards completion of the PFS, while Tempiute continued to advance as a complementary asset with the potential to contribute meaningfully to a future domestic U.S. tungsten supply chain.

Throughout the year, Guardian Metal remained disciplined and focused. Our capital and management attention were directed towards Pilot Mountain and Tempiute and the opportunity to help re-establish a secure domestic U.S. tungsten supply chain at a time when mineral security has become increasingly important to both defence and industry.

That strategy is underpinned by the quality and strategic relevance of our assets. We believe Pilot Mountain, our flagship project, is one of the largest known undeveloped tungsten deposits in the U.S. and positions us to potentially become a key domestic supplier.

The Company’s NYSE American IPO in March 2026, together with the associated US$68.3 million fundraise, represented another important strategic step. It aligned Guardian Metal’s capital markets presence more closely with its U.S.-based assets and broadened access to investors in the market most relevant to the Company’s long-term development strategy. In the Board’s view, this was not simply a financing event; it was an important part of positioning Guardian Metal within the U.S. critical minerals ecosystem.

Looking ahead, our priorities are clear. We intend to build on the successful Pilot Mountain PFS and advance engineering and permitting, and in parallel, we will continue to advance Tempiute in a disciplined manner, while maintaining a strong focus on capital allocation, execution, and shareholder value.

Guardian Metal has entered its next phase with an experienced team, a demonstrated ability to deliver and a strategy that is coherent, focused and well aligned with the long-term tungsten market and geopolitical environment. The Company ends FY2026 better funded, better positioned and more strategically relevant than at any point in its history.

On behalf of the Board, I would like to thank our employees, advisers, partners and government stakeholders for their contribution during the year, and our shareholders for their continued support. We have made substantial progress in FY2026 and look forward to building on that momentum in the year ahead.

Sincerely,

/s/ J.T. Starzecki

J.T. Starzecki

Executive Chairman

15 September 2026

GUARDIAN METAL RESOURCES PLC

CHIEF EXECUTIVE OFFICER’S REVIEW

FOR THE YEAR ENDED 30 JUNE 2026

The year under review has been one of significant progress for Guardian Metal Resources Plc (“Guardian Metal” or the “Company”), as we continued to advance our strategy of establishing a domestic source of mined tungsten in the United States, which would be the first in over a decade.

During the year, we achieved multiple important operational and corporate milestones. Most notably, in July 2025, the U.S. Department of War under Title III of the Defense Production Act of 1950 (“DPA Title III”) invested US$6.2 million in Golden Metal Resources, LLC, our wholly owned U.S. subsidiary, to support the advancement of the Pilot Mountain project. The investment represented a major endorsement of both the strategic importance of the project and the growing recognition of tungsten as a critical mineral for U.S. defense and industrial supply chains.

Supported by this investment, we delivered a Pre-Feasibility Study (“PFS” or the “Study”) for Pilot Mountain, which demonstrated robust project economics and marked an important step in the project’s progression towards development. Alongside this, we continued to advance exploration activities across our portfolio, including an expanded drilling programme at Tempiute and initial investigations into the historical tailings and legacy ore stockpiles present on the property.

The year also marked an important milestone for the Company from a capital markets perspective. In March 2026, Guardian Metal completed an upsized Initial Public Offering on the NYSE American, broadening our access to U.S. investors and strengthening our presence in the market. This market presence will ultimately underpin the development of our Nevada-based tungsten projects.

Against a backdrop of increasing geopolitical uncertainty and continued focus on securing domestic critical mineral supplies, Guardian Metal is well positioned to play an important role in restoring mined tungsten production in the United States for the first time in over a decade.

Key developments during the year ended 30 June 2026

•	Received a US$6.2 million investment from the U.S. Department of War under Title III of the Defense Production Act of 1950 to support the advancement of the Company’s 100%-owned Pilot Mountain Tungsten project in Nevada and completion of the project’s PFS.
•	Completed the Pilot Mountain PFS, demonstrating robust project economics, including an after-tax NPV of US$660.3 million and an IRR of 59.6% using the base case tungsten price assumption of US$197,300 per tonne of WO3, representing an important milestone towards the potential redevelopment of domestic mined tungsten production in the U.S.
•	Delivered a maiden S-K 1300 Mineral Resource Estimate (“MRE”) for Pilot Mountain in December 2025, followed by an upgraded MRE in June 2026 along with the Pre-feasibility Study. 97% of the Indicated Resources were subsequently converted into Probable Reserves totalling 11.8Mt.
•	Completed total equity fundraisings of US$89.3 million, including an upsized Initial Public Offering on the NYSE American, raising gross proceeds of approximately US$68.3 million.
•	Expanded the Company’s land position at Tempiute through additional claim staking, including the historical Schofield open-pit mine plus other areas of interest.
•	Acquired property and water rights from Lincoln Estates Group LLC (“Lincoln Estates”), securing 841 acres of real property as well as 2,540 acre-feet of annual water rights, building on existing, in-place usable infrastructure at Tempiute to strengthen the foundation for potential development.
•	Advanced exploration activities at Tempiute through an extensive drilling programme, with initial visual observations supporting the continuity and scale potential of multiple skarn zones beyond the historical underground mined area.

Pilot Mountain

The receipt of a US$6.2 million investment from the U.S. Department of War under Title III of the Defense Production Act represented a defining milestone for Guardian Metal during the year. The award recognised the strategic importance of advancing domestic tungsten production in the United States and provided important support for the completion of the Pilot Mountain PFS.

GUARDIAN METAL RESOURCES PLC

CHIEF EXECUTIVE OFFICER’S REVIEW (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

At a time when securing domestic supply of critical minerals has emerged as a clear priority, the study demonstrated robust economics using conventional open-pit mining methods and confirmed the project’s potential to become a strategically significant domestic source of mined tungsten. Guardian Metal is focused on the next steps of the Pilot Mountain project to advance from a PFS, through permitting a mine, mine construction and development, and tungsten production.

The PFS outlines production of approximately 15,916 tonnes of WO₃ over an initial eight-year mine life, generating after-tax free cash flow of US$1.058 billion. Based on the PFS’s base case tungsten price assumption of US$197,300 per tonne of WO3, Pilot Mountain is forecast to deliver an after-tax net present value of US$660.3 million at an 8% discount rate and an internal rate of return of 59.6%, with a forecast capital payback period of approximately one year from first commercial production. We believe these results demonstrate the strength of the project and its potential to become a meaningful contributor to future U.S. tungsten supply, reinforcing defense supply chain resilience.

During the period under review, we continued the expansion of the Pilot Mountain’s in-ground resources. The current reserve base comprises 11.8 million tonnes of Probable Reserves containing 20,275 tonnes of WO₃ derived from only two of the Project’s at-surface tungsten skarn-zones; Desert Scheelite and Garnet.

While the PFS represents an important milestone, we continue to see considerable opportunity to expand Pilot Mountain beyond its current development plan. Exploration completed during the year identified several additional drill-ready targets, that represent potential pathways to increase the resource base and extend mine life. In particular, the Good Hope and Gunmetal Zones are highly prospective, while the blind discovery of the Tremor Zone during routine condemnation drilling further highlights the exploration potential across the broader Pilot Mountain project area.

Drilling at the Tremor Zone commenced in June 2026 and will continue alongside ongoing Definitive Feasibility Study and permitting and exploration programmes. We believe the combination of a robust economic study together with multiple opportunities for future resource growth provides a strong platform for creating long-term value as we advance Pilot Mountain through the Definitive Feasibility Study and into our goal of commercial production.

Tempiute

Alongside the continued advancement of Pilot Mountain, we made significant progress at Tempiute during the year, further demonstrating the strategic value of this historic tungsten district and its potential to scale our Nevada-based tungsten offering.

Tempiute has a long history of tungsten production, having been operated most recently by Union Carbide during the 1980s, and was at one time one of the largest producing tungsten mine in the United States. As a result, Tempiute benefits from established infrastructure and a well-documented operating history, providing a robust foundation for future development.

Our exploration activities during the year focused on improving our understanding of the scale and potential of the mineralised system. Diamond drilling confirmed the continuity of multiple, stacked skarn zones beyond the historical underground workings, supporting our view that Tempiute offers considerable exploration upside. In parallel, we advanced geophysical, geochemical, and metallurgical studies, so broadening our understanding of the asset and informing future exploration and development programmes.

To further strengthen Tempiute’s long-term development potential, we completed the acquisition of property and water rights from Lincoln Estates in June 2026. The acquisition includes 841 acres of freehold land together with 2,540 acre-feet of annual water rights, complementing the existing infrastructure at Tempiute and enhancing the Company’s ability to advance future development activities. Securing these strategic land and water rights represents an important step in de-risking Tempiute and supporting its long-term redevelopment.

We continued to evaluate opportunities that could represent opportunities for nearer-term tungsten production. Historical mining operations at Tempiute have left legacy tailings and ore material at surface, and our initial assessment confirmed the presence of tungsten mineralisation. Further technical work is now underway to better understand both the characteristics and economic potential of these tailings areas. In addition to supporting the long-term development of Tempiute, these investigations may present opportunities for earlier tungsten production, complementing our broader strategy of re-establishing a secure domestic tungsten supply chain within the United States.

GUARDIAN METAL RESOURCES PLC

CHIEF EXECUTIVE OFFICER’S REVIEW (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Taken together, the progress achieved at Tempiute during the year has endorsed our confidence in the long-term potential of the project. Combined with Pilot Mountain, we believe the asset provides Guardian Metal Resources with a compelling Nevada-based portfolio of advanced tungsten projects capable of supporting the future development of a secure, domestic tungsten industry in the United States.

Market Outlook

The imposition of tungsten export controls by China in February 2025 caused a significant and ongoing tightening of supply outside of China. Amongst other restrictions on critical mineral exports and ongoing geopolitical tensions, this has driven renewed critical mineral policies within the U.S. These policy initiatives are aimed at improving supply chain resilience, reducing reliance on foreign sources of critical minerals and supporting domestic mining, processing and manufacturing capacity. Tungsten is well aligned with these objectives, given its importance to defense, industrial and advanced manufacturing applications and the lack of recent mined production within the United States.

Against this backdrop, Guardian Metal is well positioned. Pilot Mountain and Tempiute represent two advanced tungsten projects located in Nevada, a well-established mining jurisdiction with existing downstream processing capability. This combination provides the Company with an important opportunity to lead the re-establishment of domestic mined tungsten production and support the development of a U.S. tungsten supply chain based entirely on U.S. soil.

While commodity markets inevitably remain subject to cyclical and geopolitical influences, we believe the fundamentals for tungsten remain compelling. Continued investment in defense, infrastructure and advanced manufacturing, with an increasing focus on U.S. critical mineral security, provides a supportive backdrop for the advancement of our projects.

Capital Markets

Alongside our operational achievements, we strengthened the Company’s capital markets position during the year.

Following the US$6.2 million investment from the DPA Title III office, we completed an approximately US$21 million equity fundraise. This funding provided additional capital resources to continue to advance both Pilot Mountain and Tempiute at pace.

A further milestone was achieved in March 2026 with Guardian Metal’s successful admission to trading on the NYSE American. The upsized Initial Public Offering, which raised gross proceeds of approximately US$68.3 million, broadened our shareholder base and established a strong platform from which to engage with U.S. investors.

Our U.S. listing reflects the evolution of Guardian Metal into a company whose principal assets, operational focus and strategic importance are centred in the U.S. We believe this enhanced U.S. capital markets presence positions the Company well to support the continued advancement of its projects.

Financial Highlights

As at 30 June 2026, the Group held cash balances of $52.459 million (2025: $1.873 million).

GUARDIAN METAL RESOURCES PLC

CHIEF EXECUTIVE OFFICER’S REVIEW (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

The Group reported a loss for the year of $10.043 million (2025: loss of $2.711 million). Cash used in operating activities totalled $5.977 million (2025: $1.122 million), while investment in the Group’s mining assets amounted to $26.470 million (2025: $8.038 million).

The Group remains well-funded to progress its key strategic objectives, supported by the successful capital raises completed during the year and the continued disciplined allocation of capital across its development portfolio.

Outlook

The progress achieved during the year has significantly advanced Guardian Metal’s objective of re-establishing domestic mined tungsten production in the United States.

With the successful completion of the Pilot Mountain Pre-Feasibility Study, our focus has now shifted towards permitting and completion of a Definitive Feasibility Study. In parallel, exploration programmes across the Good Hope, Gunmetal and Tremor zones (plus others) provide opportunities to enhance the Pilot Mountain’s resource base and support longer-term growth.

At Tempiute, we will continue to progress exploration, technical studies and development planning. Our strategic partnership with the Montana Mining Association to collaborate on a tungsten mining and recovery pilot program, using legacy ore from Tempiute as U.S. feedstock source, represents a tangible step toward near-term tungsten production based entirely on U.S. soil.

We believe Guardian Metal enters the new financial year from a position of considerable strength. The Company has two highly prospective tungsten projects in Nevada, a strengthened balance sheet, an expanded U.S. capital markets presence, and increasing strategic relevance within the critical minerals sector. As global focus on secure domestic supply chains continues to grow, we remain committed to advancing our projects responsibly and creating long-term value for shareholders.

Closing Remarks

The progress achieved during the year reflects the dedication, technical expertise, and commitment of our employees, consultants and partners. I would like to thank everyone involved for their hard work and professionalism throughout the year.

I would also like to thank our shareholders for their continued confidence and support. Their commitment has enabled Guardian Metal to deliver a series of important milestones and to strengthen its position as we continue to advance our projects.

Finally, I would like to acknowledge the support of the U.S. Department of War in providing the Title III investment that enabled completion of the Pilot Mountain PFS. We are grateful for the confidence placed in Guardian Metal and for the Department’s continued support of initiatives that strengthen domestic critical mineral supply chains in the United States.

As we look ahead, we remain resolutely focused on advancing our mission to reshore mined tungsten production in the U.S. and will continue to prioritize disciplined execution and lasting value creation. Finally, we treat the Company money like it’s our own as we drive for value for shareholders in the delivery of tungsten in the United States.

/s/ Oliver Friesen

Oliver Friesen

Chief Executive Officer

15 September 2026

GUARDIAN METAL RESOURCES PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 30 JUNE 2026

The Directors present their strategic report for Guardian Metal Resources plc for the year ended 30 June 2026.

Principal activity and business model

The principal activity of the Company is to contribute to the U.S.’s efforts to re-establish a stable and dependable domestic mined supply of tungsten, which is listed as a critical mineral by the U.S. Government. The Company’s dedication to responsible mining practices, along with its strategically located projects in mining-friendly Nevada, enhances its potential to play a pivotal role in the U.S. tungsten supply chain.

Background and review of business in the period

Guardian Metal Resources plc (“Guardian” or the “Company”) was incorporated on 22 April 2021 under the laws of England and Wales with Company number 13351178. On 22 February 2022 the Company was re-registered as a public limited company. The Company is the parent company of Golden Metal Resources, LLC, as well as Pilot Metals Inc., BFM Resources Inc. and Tempiute Inc., all of which are U.S. based, and direct title holders of mineral claims in the state of Nevada.

The purpose of the Company and its subsidiaries (the “Group”) is the holding of the Nevada mineral assets and progressing the exploration and development of those assets. At the year end the Group held nine exploration and development assets comprising the wholly owned Pilot Mountain, Pilot Mountain North, White Elephant, Cinch, Garfield, Stonewall, and Kibby Basin projects together with an earn in option over the Tempiute, and Golconda Summit projects (together the “Projects” or the “Nevada Projects”). The Projects are at varying stages, from early exploration stage through to mineral resources growth and engineering stage. Each project consists of claims (including lode, millsite and placer) located on land managed by the United States Bureau of Land Management (“BLM”) while Tempiute is located predominantly on patented mining claims. Mineral exploration is focused on tungsten, gold, copper, lithium, silver, and zinc.

A particular focus during the year was the advancement of Pilot Mountain from a principally exploration and resource-definition asset towards a defined development project capable of becoming an operating tungsten mine. The recently completed Pilot Mountain Pre-Feasibility Study, delivered on time and within budget, represents a key technical and economic milestone for the Group and provides the basis for the next phase of work, which includes detailed engineering, permitting, project financing and commercial planning. The study also supports the Group’s broader objective of establishing a secure, domestic U.S. tungsten supply and progressing Pilot Mountain towards potential production, subject to the required approvals, financing and final investment decisions.

During the year under review the Group incurred administrative expenses of US$10,551k (2025: US$2,719k), which included listing and admission expenses of US$2,189k relating to the Group’s admission to trading on the NYSE.A. In addition, the Group capitalised exploration expenses of US$27,495k (2025: US$8,103k). Administrative expenses included consulting and director fees, and other administrative expenses.

Future developments

The Group’s Pilot Mountain Pre-Feasibility Study provides a robust platform for the Group to move quickly towards through a Definitive Feasibility Study, and the next stage of development. Work at Pilot Mountain is expected to continue across key technical, engineering, permitting and commercial workstreams, including ongoing drilling to further support resource and reserve confidence, metallurgy to optimize the plant design, construction planning and project optimisation.

In parallel, Guardian Metal expects to increase drilling and engineering activity at Tempiute as it focuses efforts towards developing and restarting a historical operation. The purchase of water rights during FY 2026, together with existing power infrastructure in the district, has the potential to support future development at Tempiute and strengthens the strategic value of the Group’s Nevada tungsten portfolio.

The primary factors that are likely to affect the future development, performance and position of the Group are:

•	fluctuations in commodity prices, primarily tungsten. Future declines in tungsten prices could have an adverse impact on our results of future operations and financial position;

GUARDIAN METAL RESOURCES PLC

STRATEGIC REPORT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

•	fluctuations in supply and demand for tungsten. A fall in demand, resulting from economic downturns or other factors, could also decrease the volume of metals that are able to sell once in production and, therefore, materially adversely impact our results of operations and financial position;
•	inflation on input costs including labour, fuel and electricity. Increase in input costs could affect the economic viability of extraction of tungsten from our licences and thus our financial position; and
•	the imposition of any tariff on tungsten ore, concentrates, oxide and related materials produced and sold by us may affect our business, financial condition and results of operations.

Environmental matters, community, human rights and employees

The Company is committed to maintaining high standards of environmental protection and care in the conduct of all aspects of its business. The Company’s exploration and development activities are subject to various levels of federal and state laws and regulations in the U.S. relating to the protection of the environment, including requirements for the closure and reclamation of mining properties.

The Company’s approach to environmental management includes maintaining compliance with all applicable legislation, regulations and authorizations, implementing proactive strategies for environmental protection, achieving continuous improvement in performance, and encouraging open, honest communications with governments, the general public and stakeholders.

Guardian Metal is committed to the promotion of environmental awareness and stewardship amongst employees and contractors at its Projects. This is achieved by providing accurate information and responsible environmental management that aims to ensure safety, due diligence and compliance.

Responsible environmental management is key to Guardian Metal’s success. The Company uses cost-effective, best management practices when assessing, planning, constructing and operating its facilities in compliance with all applicable legislation and regulations. The Company works together with various government agencies and the public to enhance communications and the understanding of Guardian Metal’s operations and its environmental stewardship.

Guardian Metal’s guiding environmental principles are built into the management of its daily activities, and its philosophy is included in all work procedures and protocols. Every employee is committed to, and responsible for, the implementation of the Company’s environmental management plan.

Principal risks and uncertainties

Operational risk

Mining, exploration and development risk: there is no certainty that the expenditures made to date and to be made in the exploration and development of the Group’s projects will result in profitable commercial operations. The Group’s Nevada Projects are currently at an exploration and/or early development stage, with none currently in production. Further exploration and development work needs to be completed across the Nevada Projects to confirm commercial resources and reserves on the Company’s assets and Guardian Metal cannot give assurance that a commercially viable deposit exists on any of its Nevada Projects.

Title matters and Third Party Claims:

Whilst the Group has taken reasonable measures aiming to ensure an unencumbered right to explore its claim areas in Nevada, the Mining Claims may be subject to undetected defects. If a defect does exist, it is possible that the Group may lose all or part of its interest in one or more of the Mining Claims to which the defect relates and its exploration and prospects of commercial production may accordingly be adversely affected.

GUARDIAN METAL RESOURCES PLC

STRATEGIC REPORT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

In addition, the failure to comply with all applicable laws and regulations, including failure to pay annual BLM and county claim maintenance fees may invalidate title to mineral rights held by the Group.

Environmental and Health and Safety:

The Group is aware of the potential impact that its operations may have on the environment and the need for its subsidiaries and contractors to fully comply with local U.S. regulatory requirements. The Group has adopted guidelines for its Health and Safety policy and its commitments to its host communities is at the forefront of its operational procedures. We generally lead meetings in the company with safety, environment and community.

Strategic risk

The Group’s strategy may not deliver the results expected by shareholders. The Directors regularly monitor the appropriateness of the strategy, taking into account both internal and external factors, together with progress in implementing the strategy, and modifying the strategy as may be required, based on developments and exploration results.

Financing and liquidity risk

The Group has an ongoing requirement to fund its activities through the equity capital markets. There is no certainty such funds will be available when needed. During the year the Group raised funds via placings in July 2025 and March 2026, and also via the exercise of warrants. In July 2025 the Group received an award of US$6.2 million from the United States DoW to advance and complete a Pre-Feasibility Study at the Group’s Pilot Mountain project. See note 14 to the financial statements.

The Directors have prepared cash flow forecasts for at least the next 12 months from the date of this report and, factoring in the Company’s ability to raise cash through additional financings, warrant and option conversions, and through potential further U.S. government grants, the Company is confident that sufficient financial resources are available to fund its operations.

From a wider perspective, it is noted that the junior resource sector is cyclical, with peaks and troughs in valuations of companies and generic sector confidence. The ease of financing follows this cyclicity and that means the financing environment for junior companies can switch from challenging to comfortable, and vice versa, quite quickly. The impact of cyclicity can be less significant for well-respected companies with successful business models, and therefore the actual financing experience is different for each company.

Any potential development and production of the Projects will depend on the results of feasibility studies, the recommendations of qualified mining engineers, geologists, metallurgists and other professional advisers, as well as further exploration programmes. Further funds will be required to develop the Projects through to production.

The Company has been able to raise cash through financings undertaken through its regulated brokers and will continue to do so when required.

Currency risk

The Group operates internationally and is exposed to currency risk arising on cash and cash equivalents, receivables and payables denominated in a currency other than the respective functional currencies of the Group, in particular, exploration costs denominated in US$. The Company maintains the majority of cash balances in US$ to mitigate this risk. It also monitors currency risk and works with advisors where required to mitigate this risk as much as is practically possible.

Key performance indicators

The key performance indicators the Directors use in assessing performance of the Group are cash management and ensuring that all claims that comprise the Group’s Projects remain in good standing. This is monitored regularly aiming to ensure that the Group can meet its obligations as they fall due. Key performance indicators will be reviewed for future reporting period as the operations of the Group’s activities expand and develop.

GUARDIAN METAL RESOURCES PLC

STRATEGIC REPORT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Section 172 statement

Section 172 of the Companies Act 2006 (“the Act”) requires directors to take into consideration the interests of stakeholders in their decision making, having regard to the following matters:

•	consider the likely consequences of any decision in the long term;
•	act fairly between the members of the Company/Group;
•	maintain a reputation for high standards of business conduct;
•	consider the interests of the Company’s/Group’s employees;
•	foster the Company’s/Group’s relationships with suppliers, customers and others; and
•	consider the impact of the Company’s/Group’s operations on the community and the environment.

Engagement with our shareholders and wider stakeholders plays an essential role throughout our business. We are aware that each stakeholder group requires a tailored engagement approach to foster effective and mutually beneficial relationships. Our understanding of stakeholders is then factored into boardroom discussions, regarding the potential long-term impacts of our strategic decisions on each group, and how we might best address their needs and concerns.

In addition, effective engagement with stakeholders at board level and throughout our business is crucial to fulfilling our purpose. While the importance of giving due consideration to our stakeholders is not new, we are taking the opportunity this year to explain in more detail how the Board engages with our stakeholders. We maintain contact with investors, employees, customers, suppliers, regulators and local communities so that we are aware of their views. This aims to ensure we can appropriately consider their interests in decision making.

The Board recognises the importance of its personnel, and the risk facing the Group in the event of the loss of key team members. Led by the Remuneration Committee, the Group ensures that its directors and key personnel collectively possess a diverse and extensively experienced skill set and seeks to retain its key staff by offering remuneration packages at competitive marketplace rates. The Remuneration Committee may, at its discretion, recommend the granting of options to eligible employees, including directors, of the Company or any of its subsidiaries, to subscribe for shares in the Company, exercisable at the prevailing market price of the shares of the Company on the date of grant of the particular option, in order to incentivise key management and staff. The Group may choose to adopt a formal option scheme in due course.

The Board aims to ensure that the Group endeavours to maintain good relationships with its suppliers through contracting on standard business terms and paying promptly, within reasonable commercial terms. In addition to communicating through news announcements made available on the Company’s website, and through regulated market announcements, the Group also engages in supplier face-to-face meetings, email and telephone conversations with key contacts.

The application of the s172 requirements can be demonstrated in relation to some of the key decisions made during the year to 30 June 2026:

•	awarded a US$6.2 million investment from the U.S. Department of War to support the advancement of the Pilot Mountain project and completion of the Project’s PFS;
•	Pilot Mountain PFS being delivered on time, and its role in supporting next-stage development;
•	Delivered a maiden S-K 1300 Mineral Resource Estimate (“MRE”) for Pilot Mountain in December 2025, followed by an upgraded MRE in June 2026;
•	Expanded the Company’s land position at Tempiute through additional claim staking, including the historical Schofield open-pit mine;
•	Lincoln Estates property and water rights acquisition for Tempiute;
•	NYSE American listing and upsized IPO, and its strategic alignment with the Company’s U.S. asset base; and
•	build-out of a stronger management team and Nevada operating platform.

GUARDIAN METAL RESOURCES PLC

STRATEGIC REPORT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

During the year to 30 June 2026, the Board assessed its current activities between the Board and its stakeholders, which demonstrated that the Board actively engages with its stakeholders and takes their various objectives into consideration when making decisions. Specifically, actions the Board has taken to engage with its stakeholders over the year to 30 June 2026 include:

•	arranging meetings with certain stakeholders to provide them with updates on the Group’s operational activities and other general corporate updates;
•	developing an investor relations programme of meetings with existing and potential shareholders;
•	attending the 2025 Annual General Meeting of Shareholders; and
•	establishing a company culture and with the intention of enabling continuously improvement of company culture and morale as the Group continues to develop.

The Directors believe they have acted in the way most likely to promote the success of the Company for the benefit of its members as a whole, as required by the UK Companies Act 2006. The Directors have engaged with the Company’s stakeholders during the year.

In summary, through the activities outlined above about we look at our decisions in the short, medium and long term. We consider safety and the interest of our employees. We approach our relationships with all stakeholders including suppliers, and the community considering and fostering these relationships in open, honest fair dealing. All of our work and future plans consider the environment and community effects with a high standard of business.

This report was approved by the Board of Directors and signed on its behalf by:

/s/ Oliver Friesen

Oliver Friesen

Chief Executive Officer

15 September 2026

GUARDIAN METAL RESOURCES PLC

THE BOARD OF DIRECTORS

FOR THE YEAR ENDED 30 JUNE 2026

The Board comprises two Executive Directors, being Jason Thomas (“J.T.”) Starzecki and Oliver Friesen, and three Non-Executive Directors, being Michael X. Schlumpberger, Mark Thorpe and Ben Hodges. The Non-Executive Directors hold shares and options in the Company but are considered independent as their holdings are deemed to be insignificant.

The Board collectively brings a broad mix of skills, experience and perspectives relevant to the Company’s strategy, operations and principal risks, including mining and project development, geology, and technical studies, environmental permitting and rehabilitation, health and safety, capital markets, corporate finance, financial reporting, U.S. and U.K. public company governance, stakeholder engagement and government affairs. The Directors also bring international experience and language capabilities, including English across a range of jurisdictions and working familiarity with languages used in key mining, capital markets and stakeholder jurisdictions, which support effective engagement with advisers, investors, regulators, contractors, local communities and stakeholders in the markets in which the Group operates. The Board considers these areas of experience when addressing specific questions, risks and opportunities, and keeps its composition and capabilities under review as the business develops. While Board performance has historically been assessed informally through Board discussion rather than a formal process, the Directors intend to enhance this approach process by circulating a periodic self-assessment questionnaire to each Director, consistent with practices adopted for NYSE-listed companies, with the results reviewed by the Board to identify any training needs, skills gaps or opportunities to improve Board effectiveness. The Board also has open discussions of self-assessment and looks for opportunities for training as requirements and opportunities change.

J.T. Starzecki, Executive Chairman

As a seasoned executive with over 20 years of experience in the metals & mining industry, Mr. J.T. Starzecki has a proven track record of leading strategic initiatives and driving growth on global mining and exploration projects. His expertise lies in developing premier assets, enhancing shareholder value, capital markets development, government affairs, commercial agreements and implementing best practices in corporate governance. J.T. has successfully lead and participated in critical minerals exploration and development projects including Lithium, Potash, Polyhalite, Magnesium and Boron, in projects around the globe. J.T. holds a Bachelor of Arts Degree in Accounting from St. John’s University (MN).

Oliver Friesen, Chief Executive Officer

Oliver has spent over fifteen years in the mining and oil & gas sectors working in various technical and corporate roles. Most recently, he was a principal and founding partner of Ridgeline Exploration Services Inc., a full-service geological services company based out of Kelowna, Canada. He holds a B.Sc. (Hons.) degree in geology from the University of British Columbia and a M.Sc. degree focusing in sedimentology from Simon Fraser University. He has been actively involved in mineral exploration since 2010, primarily working within Canada, United States, Australia and Africa.

Benjamin Hodges, Non-Executive Director

Ben is a fellow of CPA Australia with 26 years’ experience in both the accounting profession and in industry, including over fifteen years’ experience in the extractive industries. He is currently Finance Director at AIM listed First Development Resources Plc, AIM listed Talon Resources Plc and Chief Financial Officer at Arcontech Group plc, all on a part-time basis. Previously he served as Chief Financial Officer of Thor Explorations Ltd, a company with dual listing on AIM and the TSXV, and Chief Financial Officer and Director at AIM listed Energy Pathways Plc. He has extensive experience working with listed growth companies with a focus on financial and management reporting, corporate governance, IPOs and corporate finance.

GUARDIAN METAL RESOURCES PLC

THE BOARD OF DIRECTORS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Michael Schlumpberger, Non-Executive Director

Michael Schlumpberger holds a wealth of operational and executive experience in the critical minerals space, including a 20-year tenure at PotashCorp, the world’s largest potash producer prior to its merger to form Nutrien. Following this, Michael acted as Chief Operations Officer of Passport Potash, where he spearheaded the scoping and development of a greenfield potash mine in Arizona, before he joined Highfield Resources as Executive General Manager of Operations to develop five separate potash projects in Spain. Michael continued to demonstrate a unique capacity for critical mineral advancement in the U.S. as Managing Director and Chief Executive Officer at ASX-listed American Pacific Borates Ltd, progressing the Fort Cady Boron and Lithium Project in Southern California. Michael currently acts as Non-Executive Director for Rapid Critical Metals, a critical mineral exploration company focused on Australia and North America.

Mark Thorpe, Non-Executive Director

As an accomplished senior mining executive with decades of experience at many mining companies, Dr. Mark Thorpe brings a wealth of permitting, environmental, and community engagement initiatives expertise. His experience covers the entire mine life cycle, from greenfield exploration through to mine closure and post-closure management, where he has consistently identified and implemented significant cost saving opportunities and upgraded safety systems. Mark has an extensive track record of securing environmental permits and regulatory approvals for complex mining and infrastructure projects across multiple jurisdictions. He holds a Ph.D. in mine land rehabilitation from the University of Saskatchewan and was the Chair of the Board of Directors of the Canada Mining Innovation Council.

GUARDIAN METAL RESOURCES PLC

DIRECTORS REPORT

FOR THE YEAR ENDED 30 JUNE 2026

The Directors present their report together with the audited consolidated financial statements of Guardian Metal Resources plc (the “Company”), together with its subsidiaries (the “Group”):

-	Golden Metal Resources, LLC (100% owned)
-	BFM Resources Inc. (100% owned)
-	Pilot Metals Inc. (100% owned)
-	Guardian Exploration Ltd (100% owned)
-	Guardian Exploration Inc. (100% owned)
-	GMET Tungsten Holding Co. (100% owned)
-	Tempiute Inc. (100% owned)
-	Advance Tungsten Reserve, Inc. (100% owned)

The Group’s focus is metals exploration and development with a focus currently on critical and precious metals exploration and development in North America.

Results

The Group reports a loss for the year of US$10,043k (2025: US$2,711k).

Major events after the reporting date

For information regarding events after the reporting date, see note 24 to the financial statements.

Dividends

The Directors do not recommend the payment of a dividend for the year ended 30 June 2026 (2025: Nil).

Financial risk management

The Group’s operations are exposed to a variety of financial risks, and these are detailed in note 21 to these financial statements.

Political donations

There were no political donations during the year ended 30 June 2026 (2025: Nil).

Bribery legislation

The Directors have adopted appropriate procedures to ensure compliance with the Bribery Act 2010.

Directors

The Directors who held office as at the date of the approval of these financial statements are as follows:

J.T. Starzecki, Executive Chairman

O Friesen, Chief Executive Officer

B Hodges, Non-Executive Director

M Schlumpberger, Non-Executive Director (appointed 03 November 2025)

M Thorpe, Non-Executive Director (appointed 21 May 2026)

Other changes in Directors are as follows:

M Billing, Non-Executive Director (resigned 03 November 2025)

M Burnett, Non-Executive Director (resigned 21 May 2026)

Directors’ interests

The beneficial interests of the Directors holding office at the end of 30 June 2026 in the issued share capital of the Company as of 30 June 2026 were as follows:

	Number of ordinary shares of 1p each	Percentage of issued ordinary share capital
J.T. Starzecki	145,156	0.07%
O Friesen	1,080,657	0.55%
B Hodges	155,158	0.08%
M Schlumpberger	-	-
M Thorpe	-	-

GUARDIAN METAL RESOURCES PLC

DIRECTORS REPORT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Details of share options and warrants granted to Directors are disclosed in note 19 to the financial statements

Directors’ remuneration and service contracts

Details of Directors’ emoluments including share-based payments are disclosed in note 7 to the financial statements.

	Salary/fees	Bonus	STIP awards[1]	Total 2026	Total 2025
	US$’000	US$’000	US$’000	US$’000	US$’000
J.T. Starzecki	260	148	152	560	51
O Friesen	357	404	123	884	249
B Hodges	94	89	32	215	22
M Schlumpberger*	55	-	-	55	-
M Thorpe**	11	-	-	11	-
M Burnett***	65	50	17	132	31
M Billing****	11	-	-	11	31
D Ovadia*****	-	-	-	-	79
Total	853	691	324	1,868	463

1 STIP awards are shares issued to directors in accordance with the company’s Short Term Incentive Plan (refer to note 16)

* M Schlumpberger appointed on 11 November 2025

** M Thorpe appointed on 21 May 2026

***M Burnett resigned on 21 May 2026

**** M Billing resigned on 11 November 2025

***** D Ovadia resigned on 11 December 2024

There were two employees other than the Directors during the year ended 30 June 2026 (2025: no employees).

Directors’ indemnities

The Group maintains directors’ and officers’ liability insurance providing appropriate cover for any legal action brought against its Directors.

Going concern

The financial statements are prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group, including current level of resources and the required level of spending on exploration and corporate activities. As at 30 June 2026 the Group had a cash balance of $52,459k.

The Board has reviewed the Group’s cash flow forecasts for 12 months from the date of signing, having regard to its current financial position and operational objectives. The predominant focus of operational activities over the period to June 2027 will be the delivery of a Definitive Feasibility Study on its Pilot Mountain project, which is fully funded, and progression towards a maiden resource at its Tempiute Project. The cash flow forecasts indicate that the Group has the funds available to meet its operational activities and corporate activities for a period of at least twelve months from when the financial statements are authorised for issue and thus has sufficient working capital and cash flows to continue in operational existence. Taking this into consideration, the Company has therefore adopted the going concern basis of accounting in the preparation of the financial statements.

Statement of Directors’ responsibilities

The Directors are responsible for preparing the Strategic Report and Directors’ Report along with the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the Group and Company financial statements in accordance with UK-adopted International Accounting Standards (“UK -adopted IAS”), and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with the Companies Act 2006.

GUARDIAN METAL RESOURCES PLC

DIRECTORS REPORT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group. In preparing these financial statements the Directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditor

Each of the persons who are directors at the time when this Directors’ Report is approved has confirmed that:

•	so far as each Director is aware, there is no relevant audit information of which the Company’s auditor is unaware, and
•	each Director has taken all the steps that ought to have been taken as a director in order to be aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.

Auditor

The auditor, PKF Littlejohn LLP, will be proposed for reappointment in accordance with section 485 of the Companies Act 2006. PKF Littlejohn LLP have expressed their willingness to continue in office.

By order of the Board

/s/ Oliver Friesen

Oliver Friesen

Chief Executive Officer

15 September 2026

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S CORPORATE GOVERNANCE STATEMENT

FOR THE YEAR ENDED 30 JUNE 2026

As Chairman of the Board of Directors of Guardian Metal Resources plc (“Guardian Metal” or the “Company”), (with its subsidiaries, the “Group”), it is my responsibility to ensure that the Company has both sound corporate governance and an effective board. As Chairman of the Company, my responsibilities include leading the Board effectively, overseeing the Company’s corporate governance model, and ensuring that relevant information flows freely between Executives and Non-Executives in a timely manner. The Chairman’s principal responsibility is to ensure that the Company and its Board are acting in the best interests of shareholders.

This report follows the structure of the Quoted Companies Alliance Corporate Governance (“QCA Code”) guidelines and explains how we have applied the guidance. The Board considers that the Group complies with the QCA Code so far as it is practicable having regard to the size, nature and current stage of development of the Company, and areas of non-compliance are explained in the text below. Further details of the Company’s compliance with the QCA Code can be found on the Company’s Corporate Governance page on the website (https://www.guardianmetalresources.com/investors/aim-rule-26/).

The Board understands that application of the QCA Code supports the Company’s medium to long-term success whilst simultaneously managing risks and providing an underlying framework of commitment and transparent communications with stakeholders.

QCA Principles

Principle 1: Establish a purpose, strategy and business model which promote long-term value for shareholders

The principal strategic objective of Guardian Metal Resources plc (the “Company” or the “Group”) is to explore and develop its U.S.-focused portfolio of critical mineral projects located in the state of Nevada, comprising tungsten and polymetallic exploration projects. To achieve this, the Company is highly selective in respect of existing and new business interests to ensure resources are focused on the projects with the greatest potential to deliver value to shareholders. The Company’s Board of Directors (the “Board”) has concluded that the highest medium and long-term value can be delivered to its shareholders through the focus on tungsten; working closely with the needs of the USA defense industrial base. The focus on tungsten is considered by the Company to increase the likelihood of the best return on investment for shareholders.

The Company’s purpose is to create value for its shareholders through sustainable and responsible project exploration and development. The Company’s intention is to deliver shareholder returns through capital appreciation and, in future, potential distribution via dividends or distribution of assets. Challenges to delivering the above strategies, long-term goals and shareholder value include various exploration, environmental and political risks, among others, those of which are further detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F, and in Part II of the Company’s AIM admission document, as well as steps the Board takes to protect the Company and mitigate these risks, thus securing a long-term future for the Company.

Principle 2: Promote a corporate culture that is based on ethical values and behaviours

The Board recognises that its decisions regarding strategy and risk will impact the corporate culture of the Group as a whole and that this will impact the performance of the Group. The Board is also aware that the tone and culture set by the Board will greatly impact all aspects of the Group as a whole. The corporate governance arrangements that the Board has adopted are designed to ensure that the Group delivers long-term value to shareholders, and that shareholders have the opportunity to express their views and expectations for the Group in a manner that encourages open dialogue with the Board.

A large part of the Group’s activities is centred upon an open and respectful dialogue with shareholders, contractors, regulators and other stakeholders. Therefore, the importance of sound ethical values and behaviours is crucial to the ability of the Group to successfully achieve its corporate objectives. The Board places great importance on this aspect of corporate life and seeks to ensure that this ﬂows through all that the Group does. The Directors consider that at present the Group has an open culture facilitating comprehensive dialogue and feedback and enabling positive and constructive challenge.

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S CORPORATE GOVERNANCE STATEMENT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

The Group has implemented, inter alia, the following policies to help ensure the highest standards of personal and professional ethical behaviour are adhered to:

-	an Anti-Bribery and Corruption Policy
-	a Whistleblowing Policy
-	a Social Media Policy
-	a Share Dealing Policy

Principle 3: Seek to understand and meet shareholder needs and expectations

The Company places a great deal of importance on communication with its stakeholders and is committed to establishing constructive relationships with investors and potential investors to assist it in developing an understanding of the views of its shareholders. The Company seeks to provide eﬀective communication through future Interim and Annual Reports, along with Regulatory News Service (RNS) announcements which are also published on the Company website: https://www.guardianmetalresources.com.

The Directors meet regularly with private and institutional shareholders and other key stakeholders, including after the announcement of full-year and half-year results, and are responsible for ensuring that their expectations are understood by the Board. The Company’s Annual General Meetings of shareholders also provides an opportunity for dialogue between the Board and the Company’s shareholders. The Company is open to receiving feedback from key stakeholders and will take action where appropriate. The key contacts for shareholder liaison are Oliver Friesen and J.T. Starzecki.

The Company also engages the services of external media service providers who assist with the Company’s public and investor relations, ensuring information is accessible to stakeholders and released in a timely and informative manner. These advisers will also seek to further encourage and facilitate opportunities for shareholder engagement.

Principle 4: Take into account wider stakeholder interests, including social and environmental responsibilities, and their implications for long-term success

The Board considers the interests of shareholders and all relevant stakeholders in line with section 172 of the Companies Act 2006. The Company puts the safety of its employees and all stakeholders at the heart of all of its activities. The Board recognises that the long-term success of the Group is reliant upon the ongoing support of its shareholders and the eﬀorts of its stakeholder groups, both internal and external. The Board has put in place a range of processes and systems aiming to ensure that there is close oversight and contact with its key resources and relationships. Engaging with the Group’s stakeholders is core to the Group’s strategy and is a driver of long-term shareholder value. The Board’s understanding of stakeholders is factored into boardroom discussions, including how to address their speciﬁc needs and concerns regarding the potential long-term impacts of the Group’s strategic decisions. The Board will regularly review the Group’s principal stakeholders and how it engages with them.

The Group has an Anti-Bribery and Corruption Policy and a Whistleblowing Policy in place to discourage unethical business conduct in the Group and to protect the interests of its workforce.

The Group also aims to minimize environmental disturbances during the exploration and development phases of its projects and rehabilitate such disturbances in accordance with all prevailing state and federal environmental regulations. In addition, the Directors have met and have had correspondence with local stakeholders within the regions in which the Group’s licences are held and engage with other stakeholders as appropriate. Feedback that has been garnered from such meetings, and which the Board intends to action, includes improved scoping and planning of exploration activities.

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S CORPORATE GOVERNANCE STATEMENT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Principle 5: Embed eﬀective risk management, internal controls and assurance activities, considering both opportunities and threats, throughout the organisation

The Board recognises the need for an eﬀective and well-deﬁned risk management process, and it oversees and regularly reviews the current risk management and internal control mechanisms.

The Board is responsible for providing entrepreneurial leadership of the Group within a framework of prudent and eﬀective controls which enable risks to be managed and assessed against the Group’s strategic aims.

The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks in a timely manner. The Board ensures that corrective action is taken and that risks are identiﬁed as early as practically possible, as well as being responsible for reviewing the eﬀectiveness of internal ﬁnancial controls. Risk management policies and systems are reviewed regularly to reﬂect changes in market conditions and the Group’s activities. Although no system of internal ﬁnancial control can provide absolute assurance against material misstatement or loss, the Group’s system is designed to provide reasonable assurance that problems are identiﬁed on a timely basis and dealt with appropriately. In addition, members of the Board attend industry conferences and seminars to keep abreast of sector risks and industry changes. The Group regularly reviews its system of internal controls aiming to ensure compliance with best practice, while also having regard to its size and the resources available.

The Audit Committee has delegated responsibility to the Group’s management to ensure an eﬀective system of ﬁnancial control is maintained for timely and accurate reporting of consolidated ﬁnancial statements and related ﬁnancial information for review by the Board and the Group’s external auditors. The Committee maintains eﬀective working relationships with the Board, Management, and the external auditors and monitor the independence and eﬀectiveness of the auditors and the audit, to determine the adequacy and eﬃciency of internal controls and risk management systems.

An internal audit function is not yet considered necessary as day-to-day control is suﬃciently exercised by the Group’s Executive Directors and Senior Management. However, the Board will continue to monitor the need for an internal audit function.

Risk management includes the environmental impact of the Group’s operations. The Group aims to ensure it makes all required environmental and social disclosures in its Annual Report. The Group strives to minimise its impact on the environment, employing best in industry operational practices and making use of technology available, to reduce carbon emissions and protect the ground on which it operates. Staff and sub-contractors are encouraged to make suggestions to Senior Management on ways to reduce energy usage and reduce carbon emissions.

The Board recognises the importance of its people, with regard to both their vital contribution to the success of the Group as well as their health and wellbeing. The Group aims to ensure that all staff and sub-contractors maintain a healthy work-life balance. This balance helps to promote both productivity and staff retention.

The Board takes seriously the matter of cyber security and has strict internal protocols over its IT environment to try and help minimise the threat of loss or disruption caused by cyber-attack. The Group engages with cyber security experts as and when required and encourages all staff and sub-contractors to report and communicate internally to all colleagues any suspicious emails received or warn of any known cyber scams.

Details as to the identiﬁed principal risks and uncertainties to the Group can be found in the Annual Report and Financial Statements, via the website link: https://www.guardianmetalresources.com/investors/financial-reports/

Principle 6: Establish and maintain the board as a well-functioning, balanced team led by the Chair

The Board of Directors of the Company (the “Board”) currently consists of the Executive Chair, J.T Starzecki, the Chief Executive Oﬃcer, Oliver Friesen and Non-Executive Directors (“NEDs”), Michael Schlumpberger, Mark Thorpe and Ben Hodges.

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S CORPORATE GOVERNANCE STATEMENT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Meetings are open and constructive, with every Director participating fully. The Board meets monthly and at other times as and when required, and to be eﬃcient, the Directors meet both in person and by video conference. Directors are sent an agenda and Board papers ahead of every Board meeting to facilitate proper assessment of any matters requiring a decision or insight. Additional information is provided when requested by the Board or individual Directors. The Non-Executive Directors maintain ongoing communication with the Executive Directors and Senior Management between formal Board meetings. All Non-Executive Directors spend a minimum of two days a month on company business, or as much time necessary to fulﬁl their duties above this.

The Company has an Audit Committee, Remuneration Committee and a Nominations sub-committee that sits beneath the Remuneration Committee. All committees have the necessary skills and knowledge to discharge their duties eﬀectively. As with board papers, committee papers are drafted and circulated to members of the relevant committee prior to meetings, thus allowing time for full consideration and necessary clariﬁcations.

The Board is responsible for the risk management of the Group. The CEO identifies risks to the Group’s business as well as assessing industry threats and trends, and the Chief Financial Officer (“CFO”) has responsibility for ensuring that all disclosures relating to risk and controls are included in the Annual Report. The CEO and CFO brief the Board on risk matters at board meetings and the Board as a collective unit identify and discuss macroeconomic risks. Further detail on risk management is provided in Principle 4.

Directors’ conﬂicts of interest

The Group has eﬀective procedures in place to monitor and deal with conﬂicts of interest. The Board is aware of the other commitments and interests of its Directors and changes to these commitments and interests are reported to and, where appropriate, agreed with the rest of the Board.

Principle 7: Maintain appropriate governance structures and ensure that individually and collectively the directors have the necessary up-to-date experience, skills and capabilities

The Company’s Directors bring a vast amount of experience from a range of industries including accounting and ﬁnance, natural resources and mining sectors. The Company believes that their skills reﬂect a very broad range of personal, commercial and professional experience, providing the ability to deliver the Group’s strategy for the beneﬁt of shareholders over the medium and long-term. Directors are encouraged to maintain up-to-date skillsets by attending training, conferences and networking events.

The Board is satisﬁed it has a suitable balance between independence and knowledge and understanding of the Group. All Directors are encouraged to use their independent judgement and to challenge all matters, whether strategic or operational, enabling the Board to discharge its duties and responsibilities eﬀectively. Biographical details of each Board member can be found here: https://guardianmetalresources.com/company/board-of-directors/.

The three NEDs are all considered to be independent. Remuneration is paid to NEDs at market rates and there is no material level of share ownership by NEDs that would jeopardise the independence of either Director. No Non-Executive Director has any current contractual arrangement with the Company other than their letter of appointment as Director.

At Annual General Meetings of Shareholders, all Directors retire and stand for re-election in line with best practice.

Orana Corporate LLP (“Orana”) acts as Company Secretary and has been given the responsibility for ensuring that Board procedures are followed and that the Company complies with all applicable rules, regulations and obligations governing its operation, including assistance with board and shareholder meetings and compliance with the UK Market Abuse Regulation (MAR). Orana also supports the Board in its development of the Group’s corporate governance responsibilities, obligations under MAR and compliance with the AIM Rules. Its role and work are overseen by the Board Chairman.

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S CORPORATE GOVERNANCE STATEMENT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

The Company’s Nominated Adviser, Cairn Financial Advisers LLP, is consulted on all matters. All Directors have access to independent professional advice, if required. The Board reviews annually the appropriateness and opportunity for continuing professional development, whether formal or informal.

The size and composition of the Board is matched to the scale and complexity of the business. As these evolve, the Board will address the current gender imbalance on the Board when considering future nominations.

The Board is committed to, and ultimately responsible for, high standards of corporate governance, and has chosen to progressively adopt the QCA Code. The Board reviews the Group’s corporate governance arrangements regularly and expects this to evolve over time, in line with the Group’s growth. The Board delegates responsibilities to its committees and individual members as it sees ﬁt. The Chairman’s principal responsibilities are to ensure that the Group and the Board of Directors are acting in the best interests of shareholders. The Chairman’s leadership of the Board is undertaken in a manner which ensures that the Board retains its integrity and eﬀectiveness and includes creating the right Board dynamic and ensuring that all important matters, in particular strategic decisions, receive adequate time and attention at Board meetings.

The CEO has, through powers delegated by the Board, responsibility for leadership of the management team in the execution of the Group’s corporate strategies and policies and for the day-to-day management of the business.

The Non-Executive Directors are tasked with constructively challenging the decisions of executive management and satisfying themselves that the systems of business risk management and internal ﬁnancial controls are robust.

Whilst the Board has not formally adopted appropriate delegations of authority setting out matters reserved to the Board, there are eﬀectively no decisions of any consequence made by any party other than the Directors. All Directors participate in the key areas of decision-making, including the following matters:

-	formulating, reviewing and approving the Group’s strategy;
-	formulating, reviewing and approving the Group’s budget;
-	formulating, reviewing and approving the Group’s exploration projects;
-	establishing a framework of prudent and eﬀective controls which enable risks to be managed and assessed;
-	ensuring the necessary ﬁnancial and human resources are in place for the Group to meet its objectives; and
-	setting the Group’s values and standards.

Principle 8: Evaluate board performance based on clear and relevant objectives, seeking continuous improvement

The Directors consider that the Group and Board are not yet of a suﬃcient size for a full board evaluation to make commercial and practical sense. In frequent board meetings/calls, the Directors can discuss any areas where they feel a change would be beneﬁcial for the Group, and the Company Secretary remains on hand to provide impartial advice. As the Group grows, it intends to expand the Board and regularly re-consider the need for more formal Board evaluation.

The Board considers succession planning and composition to be a crucial element of ensuring the continued success and long-term prosperity for the Group and as such, succession planning recommendations are made by the Board as a whole. The Board will consider any Board imbalances for future nominations, including director independence and diversity, and will seek input from external advisors when required to assist in matters such as the identification of potential Board candidates, establishing additional committees and other initiatives to enhance the overall Corporate Governance of the Company.

GUARDIAN METAL RESOURCES PLC

CHAIRMAN’S CORPORATE GOVERNANCE STATEMENT (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

Principle 9: Establish a remuneration policy which is supportive of long-term value creation and the company’s purpose, strategy and culture

The Remuneration Committee has established a remuneration policy which has been approved by the Board. The policy focuses on remunerating senior management in accordance with market rates, while ensuring that the Group’s purpose, strategy and shareholder values are not compromised. Details of all awards pursuant to the Group’s share option plan including any performance-based vesting criteria are disclosed in the Annual Report.

The remuneration report will be put to shareholders for an advisory vote at each Annual General Meeting of Shareholders.

Principle 10: Communicate how the company is governed and is performing by maintaining a dialogue with shareholders and other key stakeholders

The Board is committed to maintaining eﬀective communication and having constructive dialogue with its shareholders and other relevant stakeholders. The Group intends to have ongoing relationships with both its private and institutional shareholders (through meetings and presentations), and for them to have the opportunity to discuss issues and provide feedback at shareholder meetings of the Company.

In addition, the Company intends to facilitate shareholder engagement through attendance at the Annual General Meeting of the Company and other one-one to meetings with existing and potential shareholders. The Company will also seek to engage with shareholders through regulatory announcements, website disclosures, and the annual report and accounts.

The Company will report on the responsibilities and activities of each of the Board sub-committees in its annual reports going forward and also intends to release full proxy/poll votes after shareholder meetings and will post results on the Company website.

/s/ J.T. Starzecki

J.T. Starzecki

Executive Chairman

15 September 2026

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

Opinion

We have audited the financial statements of Guardian Metal Resources Plc (the ‘Company’) and its subsidiaries (the ‘Group’) for the year ended 30 June 2026 which comprise the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the Company Statement of Financial Position, the Company Statement of Changes in Equity, the Company Statement of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK-adopted international accounting standards and as regards the Company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and of the Company’s affairs as at 30 June 2026 and of the Group’s loss for the year then ended;
•	the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards and in accordance with the requirements of the Companies Act 2006; and
•	the Company financial statements have been properly prepared in accordance with UK-adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 3 to the Group financial statements, the Group, in addition to complying with its legal obligation to apply UK-adopted international accounting standards, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Group financial statements give a true and fair view of the consolidated financial position of the Group as at 30 June 2026 and of its consolidated financial performance and its cash flows for the year then ended in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Group and Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the Group’s and Company’s ability to continue to adopt the going concern basis of accounting included:

•	Obtaining the directors’ going concern assessment and evaluating the appropriateness of the assessment;
•	Reviewing the cash flow forecasts which cover the period to 16 September 2027 and identifying the key inputs and assumptions used, and assessing the reasonableness of those assumptions;
•	Agreeing the key inputs to the forecasts to the underlying supporting documentation;
•	Agreeing the year-end cash balances to the opening working capital position within the forecasts; We also considered the forecast cash balance as at July 2026, being the cash position at the date of our review of the forecast.

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

•	Testing the mathematical accuracy of the forecasts including stress testing the key inputs and assumptions;
•	Discussions with the directors as to any events which are known after the period of assessment which could impact the going concern conclusions;
•	Performing a review of historical forecasts against actual performance to assess the ability to accurately forecast;
•	Assessing the impact of the FY26 fundraising activities, NYSE listing proceeds, warrant exercises and U.S. Department of Defence funding on management’s going concern assessment and underlying cash flow forecasts; and
•	Reviewing the adequacy of the disclosures in respect of going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group’s or Company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Our application of materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality for the Group financial statements as a whole was set at US$938,000 (2025: US$184,000), determined with reference to 1% of Group net assets (2025: 1%). We considered net assets to be the most relevant benchmark because the Group is primarily engaged in exploration activities and its principal assets comprise exploration and evaluation assets, which represent the core value of the Group. The percentage applied was selected to bring into scope the significant classes of transactions, account balances and disclosures relevant to shareholders.

Overall materiality for the Parent Company financial statements was set at US$703,500 (2025: US$165,600), determined using the same benchmark as the Group, being 1% of the Parent Company’s net assets. We considered net assets to be the most relevant benchmark because the Parent Company’s principal assets comprise investments in subsidiaries, exploration and evaluation assets and cash, which represent the core value of the Parent Company. Parent Company overall materiality was capped at 75% of Group overall materiality.

Performance materiality is set at an amount below overall materiality for the financial statements as a whole. In determining the appropriate level, we apply professional judgement and consider factors including our understanding of the Group and Company, the nature and extent of misstatements identified in previous audits, management’s approach to correcting identified misstatements, the control environment and significant transactions during the year. We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures. Performance materiality for the Group financial statements was set at $609,000 (2025: $119,600), determined as 65% (2025: 65%) of overall materiality for the Group financial statements as a whole.

Performance materiality for the Parent Company financial statements was set at US$456,750 (2025: US$107,600), determined as approximately 65% (2025: 65%) of Parent Company overall materiality. The same performance materiality percentage was therefore applied to both the Group and Parent Company.

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

In determining performance materiality, we considered the following factors:

•	the number and quantum of identified misstatements in the prior year audit;
•	management’s attitude to correcting misstatements identified; and
•	our cumulative knowledge of the Group and Company and their environment, including industry specific trends.

We calculated the allocated component performance materiality based upon the significance of the component to the overall Group based on net assets. Thereafter, we set the appropriate performance materiality for each component with reference to the allocated component performance materiality and performed a reasonableness check between the aggregate component performance materiality and the maximum aggregate component performance materiality. The range of performance materiality allocated across components was between $304,500 and $456,750 (2025: $59,800 and $107,600)

We agreed with the Audit Committee that we would report all audit differences identified during the course of our audit in excess of US$46,000 (2025: US$9,200) at Group level and US$45,675 (2025: US$9,200) at Parent Company level, as well as differences below those thresholds that, in our view, warranted reporting on qualitative grounds. The Parent Company reporting threshold was determined as the lower of 10% of the performance materiality applied to the Parent Company and the Group reporting threshold.

We applied the concept of materiality in planning and performing our audit and in evaluating the effect of misstatement. No significant changes have come to light during the audit which required a revision of our materiality for the financial statements as a whole.

Our approach to the audit

In designing our audit, we determined materiality, as set out above, and assessed the risk of material misstatement in the financial statements. We obtained an understanding of the Group’s business model, operating environment and internal control framework, including its exploration and development activities in Nevada, USA, and the funding arrangements in place to support the advancement of its mineral projects. We performed our work using a risk-based audit approach, focusing on areas involving significant judgement and estimation. In particular, we identified the capitalisation and carrying value of exploration and evaluation assets, the recoverability of investments in subsidiary as those matters of most significance to the audit of the current year. These areas reflect the inherent estimation uncertainty associated with mineral exploration activities, the assessment of future project viability and commerciality.

The scope of our audit was determined with reference to the significance of the Group’s components and operations. Guardian Metal Resources plc and BFIM Group were assessed as material components for the purpose of the Group audit. In addition, we performed audit procedures over material balances held within Golden Metal Resources LLC, the principal balances of which comprise exploration and evaluation assets. All audit work was performed by the Group audit team in London.

We were responsible for the scope and direction of the audit and maintained direct oversight of all audit procedures performed across the Group. This, together with the procedures performed in response to the significant risks identified, provided us with sufficient and appropriate audit evidence to support our opinion on the Group and Company financial statements

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

Key Audit Matter	How our scope addressed this matter
Capitalisation and Carrying value of intangible exploration and evaluation assets (Group and Company) (Note 9)

Both the Group and Company hold material intangible assets relating to capitalised costs in respect of several mineral exploration projects. As at 30 June 2026, the carrying value of these assets amounted to $41,022,328 for the Group (2025: $17,906,318), represents a material balance in the consolidated statement of financial position. At a company level the carrying value of these assets amounted to $9,498,576 (2025: $9,666,960).

There is a risk that exploration and evaluation expenditure does not meet the criteria for capitalisation under IFRS 6 and has been inappropriately capitalised rather than expensed. Given the significant increase in exploration and evaluation assets during the year, there is an increased risk that expenditure incurred may not relate to qualifying exploration and evaluation activities or may be incorrectly classified. The determination of whether costs should be capitalised requires significant management judgement and could result in a material misstatement of the carrying value of intangible assets and the profit or loss for the year.

There is a risk that there are impairment indicators which could lead to an impairment of the year end intangibles balance.

The assessment of impairment will utilise the impairment indicators set out in IFRS 6 Exploration for and Evaluation of Mineral Resources.

The assessment requires significant management judgement due to the early-stage nature of the underlying projects and the uncertainties inherent in determining their future economic viability. This matter was considered to be a Key Audit Matter due to the materiality of the balance, the significant increase in the carrying value of the assets during the year, and the judgement involved in both assessing impairment indicators and determining whether expenditure meets the criteria for capitalisation under IFRS 6.

Any impairment recognised could have a material impact on the financial position and results of both the Group and the Company.

Our work in this area included:

•      Discussing with management and evaluating the development of the projects during the year, and subsequent to the year end, for evidence of impairment indicators in accordance with IFRS 6;

•      Obtaining and reviewing applicable correspondence and agreements (license agreements) to ensure transactions are accounted for in accordance with the terms therein;

•      Obtaining confirmation that the Group has good title to the applicable exploration licences, renewals obtained during the year;

•      Tests of detail on a sample of additions to intangible assets during the year. We vouched the selected sample to supporting documentation and assessed whether the costs met the capitalisation criteria under IFRS 6.

•      Reviewing and challenging management’s assessment of impairment indicators under IFRS 6, including considering current-year project developments and subsequent events; and

•      Reviewing the disclosures in the financial statements, including those relating to estimates and judgements used, and evaluating their completeness and compliance with the applicable financial reporting framework.

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

Key Audit Matter	How our scope addressed this matter
Carrying value of investments in subsidiaries (Company only) (Note 12)

The Company holds a material investment in its subsidiaries with a carrying value of

$36,382,179 (2025: $5,897,146), the recoverability of which is dependent on the successful exploration and development of the underlying mineral exploration projects and the generation of future economic benefits.

As the subsidiaries’ projects remain at an early stage of development and are not currently generating revenues or cash flows, there is a risk that the carrying value of the investment may not be fully recoverable. Accordingly, management is required to exercise significant judgement in determining whether indicators of impairment exist and, where such indicators are identified, in assessing the recoverable amount of the investment in accordance with IAS 36, Impairment of Assets.

This matter was considered a Key Audit Matter due to the materiality of the investment balance in the Company statement of financial position and the significant judgement involved in assessing its recoverability. Any impairment recognised could have a material effect on the Company’s financial position and results for the year.

Our work in this area included:

•      Obtaining and assessing management’s impairment assessment of the Company’s investment in subsidiaries, including an assessment of impairment indicators taking into account of internal and external factors;

•      Considering the existence of impairment indicators in accordance with IAS 36 Impairment of Assets and assessing the reasonableness of management’s conclusions;

•      Reviewing the carrying value of the investments in subsidiaries with reference to the underlying net assets and mineral exploration projects held by the subsidiary entities,

•      including consideration of the audit work performed over the recoverability of exploration and evaluation assets;

•      Evaluating the status and future prospects of the underlying exploration projects, including exploration results, planned work programmes, funding requirements and management’s strategy for advancing the projects towards commercial development;

•      Assessing the accounting treatment of the intercompany loan and recharges formally converted into a capital contribution, including confirming that the converted amounts were appropriately added to the cost of the Company’s investment in subsidiaries; and

•      Reviewing the related disclosures in the financial statements and assessing whether the significant judgements and estimates applied by management have been appropriately disclosed in accordance with IFRS.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the Group and Company financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the Company financial statements are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the Group and Company financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the Group and Company financial statements, the directors are responsible for assessing the Group and the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

•	We obtained an understanding of the Group and Company and the sector in which they operate to identify laws and regulations that could reasonably be expected to have a direct effect on the financial statements. We obtained our understanding in this regard through discussions with management about the potential instances of non-compliance with laws and regulations both in the UK and in overseas operations, industry research, application of cumulative audit knowledge and experience of the sector.
•	We determined the principal laws and regulations relevant to the Group and Company in this regard to be those arising from:

o	The Companies Act 2006;
o	AIM Rules;
o	OTCQB Rules;
o	U.S. federal and Nevada state laws and regulations applicable to mineral exploration, mining claims, environmental matters and government funding arrangements;
o	NYSE American Company Guide and continuing listing requirements
o	SEC rules and regulations applicable to foreign private issuers

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC (CONTINUED)

o	Securities Exchange Act of 1934 (including SEC reporting requirements for foreign private issuers and annual Form 20-F filings)
o	The operating terms set out in the exploration licences; and
o	Local tax and employment law in the UK and USA.

•	We designed our audit procedures to ensure the audit team considered whether there were any indications of non-compliance by the Group and Company with those laws and regulations. These procedures included, but were not limited to:

o	conducting enquiries of management regarding potential instances of non-compliance;
o	reviewing legal and professional fees ledger accounts;
o	reviewing board minutes and other correspondence from management.

•	We also identified the risks of material misstatement of the financial statements due to fraud. We considered, in addition to the non-rebuttable presumption of a risk of fraud arising from management override of controls, whether key management judgements could include management bias. The potential for bias was identified in relation to the carrying value of the exploration assets and recoverability of investment in subsidiaries and we addressed this as outlined in the Key Audit Matters section. The potential for management bias also existed in the valuation of the share-based payments issued in the year and audit procedures were performed in this regard to recalculate the charge with reference to the underlying option agreements.
•	As in all of our audits, we addressed the risk of fraud arising from management override of controls by performing audit procedures which included but were not limited to: the testing of journals; reviewing accounting estimates for evidence of bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

/s/ Nicholas Joel
Nicholas Joel (Senior Statutory Auditor)	30 Churchill Place
For and on behalf of PKF Littlejohn LLP	London
Statutory Auditor	E14 5RE
15 September 2026

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2026

	Note	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
		US$’000	US$’000	US$’000
Continuing operations
Revenue		-	-	-
Gross profit		-	-	-

Other operating income		23	2	-
Administrative expenses	5	(8,362)	(2,719)	(1,376)
Listing and admission expenses	5	(2,189)	-	-
Loss from operating activities		(10,528)	(2,717)	(1,376)

Other income		42	-	-
Finance income		448	6	-
Finance expense		(5)	-	-
Loss before taxation		(10,043)	(2,711)	(1,376)

Taxation	8	-	-	-
Loss for the year from continuing operations		(10,043)	(2,711)	(1,376)
Other comprehensive (loss)/ income

Items that will or may be reclassified to profit or loss;
Exchange translation		(597)	908	(13)
Total other comprehensive (loss)/income		(597)	908	(13)

Total comprehensive loss for the year		(10,640)	(1,803)	(1,389)

Earnings per share from continuing operations attributable to the ordinary equity holder of the parent:
Basic and diluted loss per share ($)	18	(0.03)	(0.02)	(0.02)

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2026

	Note	30 June 2026	30 June 2025
		US$’000	US$’000
Assets
Non-current assets
Intangible assets	9	41,022	17,906
Property, plant and equipment	10	45	-
Other non-current assets	11	358	-
Total non-current assets		41,425	17,906

Current assets
Trade and other receivables	13	1,499	175
Award receivable	14	1,896
Cash and cash equivalents	15	52,459	1,873
Total current assets		55,854	2,048

Total assets		97,279	19,954

Liabilities
Current liabilities
Trade and other payables	20	3,646	1,776
Total current liabilities		3,646	1,776

Total liabilities		3,646	1,776

Net assets		93,633	18,178

Equity
Share capital	16	2,482	1,739
Share premium	16	100,812	17,557
Capital contribution reserve	17	5,897	5,897
Share based payment reserve	17	2,421	324
Exchange reserve	17	505	1,102
Accumulated losses		(18,484)	(8,441)
Total equity		93,633	18,178

The financial statements of Guardian Metal Resources plc, Company number 13351178, were approved by the board of Directors and authorised for issue on September 15, 2026. They were signed on its behalf by:

/s/ Oliver Friesen

Oliver Friesen

Chief Executive Officer

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2026

	Share capital	Share premium	Shares to be issued	Capital contribution reserve	Share based payment reserve	Exchange reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 01 July 2023	1,043	6,195	-	5,897	51	207	(4,354)	9,039
Loss for the year	-	-	-	-	-	-	(1,376)	(1,376)
Currency translation	-	-	-	-	-	(13)	-	(13)
Total comprehensive (expense) for the year	-	-	-	-	-	(13)	(1,376)	(1,389)
Issue of ordinary shares	303	3,542	174	-	-	-	-	4,019
Share issue costs	-	(71)	-	-	-	-	-	(71)
Share-based payments	-	14	-	-	111	-	-	125
Total transactions with owners	303	3,485	174	-	111	-	-	4,073
Balance at 30 June 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723

Balance at 01 July 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723
Loss for the year	-	-	-	-	-	-	(2,711)	(2,711)
Currency translation	-	-	-	-	-	908	-	908
Total comprehensive (expense) for the year	-	-	-	-	-	908	(2,711)	(1,803)
Issue of ordinary shares	393	8,006	(174)	-	-	-	-	8,225
Share issue costs	-	(129)	-	-	-	-	-	(129)
Share-based payments	-	-	-	-	162	-	-	162
Total transactions with owners	393	7,877	(174)	-	162	-	-	8,258
Balance at 30 June 2025	1,739	17,557	-	5,897	324	1,102	(8,441)	18,178

Balance at 01 July 2025	1,739	17,557	-	5,897	324	1,102	(8,441)	18,178
Loss for the year	-	-	-	-	-	-	(10,043)	(10,043)
Currency translation	-	-	-	-	-	(597)	-	(597)
Total comprehensive (expense) for the year	-	-	-	-	-	(597)	(10,043)	(10,640)
Issue of ordinary shares	743	89,643	-	-	-	-	-	90,386
Share issue costs	-	(6,388)	-	-	-	-	-	(6,388)
Share-based payments	-	-	-	-	2,097	-	-	2,097
Total transactions with owners	743	83,255	-	-	2,097	-	-	86,095
Balance at 30 June 2026	2,482	100,812	-	5,897	2,421	505	(18,484)	93,633

The following describes the nature and purpose of each reserve:

Share capital: amount subscribed for share capital at nominal value.

Share premium: amount subscribed for share capital in excess of nominal value.

Share based payment reserve: amounts recognised for the fair value of share options and warrants granted.

Exchange reserve: foreign exchange differences in re-translation.

Capital contribution reserve: relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.

Accumulated losses: cumulative net losses recognised in the financial statements.

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

AS AT 30 JUNE 2026

	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Cash flows used in operating activities
Loss for the year from continuing activities	(10,043)	(2,711)	(1,376)
Adjustments for:
Share-based payment expense	2,097	162	111
Expenses settled in shares	324	63	142
Foreign exchange differences	735	444	(3)
	(6,887)	(2,042)	(1,126)

Changes in working capital:
(Increase)/decrease in trade and other receivables	(985)	40	53
Increase in trade and other payables	1,895	880	415
Net cash outflows used in operating activities	(5,977)	(1,122)	(658)

Cash flows from investing activities
Purchase of intangibles	(28,220)	(8,038)	(1,496)
Award received in relation to intangibles	2,153	-	-
Purchase of property, plant and equipment	(45)	-	-
Purchase of other non-current assets	(358)	-	-
Net cash outflows used in investing activities	(26,470)	(8,038)	(1,496)

Cash flows from financing activities
Proceeds from issue of share capital, net of share issue costs	83,674	7,968	3,819
Net cash inflows generated from financing activities	83,674	7,968	3,819

Increase/(decrease) in cash and cash equivalents	51,227	(1,192)	1,665

Cash and cash equivalents at beginning of year	1,873	3,033	1,371
Effect of foreign currency exchange rates	(641)	32	(3)
Cash and cash equivalents at 30 June	52,459	1,873	3,033

Non-cash transactions during the year

There were no material non-cash transactions during the year ended 30 June 2026.

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2026

	Note	30 June 2026	30 June 2025
		US$’000	US$’000
Assets
Non-current assets
Intangible assets	9	9,499	9,667
Property, plant and equipment	10	1	-
Investment in subsidiaries	12	36,382	5,897
Total non-current assets		45,882	15,564

Current assets
Trade and other receivables	13	1,268	5,368
Cash and cash equivalents	15	51,951	1,457
Total current assets		53,219	6,825

Total assets		99,101	22,389

Liabilities
Current liabilities
Trade and other payables	20	1,004	738
Total current liabilities		1,004	738

Total liabilities		1,004	738

Net assets		98,097	21,651

Equity
Share capital	16	2,482	1,739
Share premium	16	100,812	17,557
Exchange reserve	17	12	1,345
Capital contribution reserve	17	5,897	5,897
Share based payment reserve	17	2,421	324
Accumulated losses	17	(13,527)	(5,211)
Total equity		98,097	21,651

As permitted by Section 408 of the Companies Act 2006, the income statement of the parent Company is not presented as part of these financial statements. The after-tax loss attributable to the parent Company for the year ended 30 June 2026 was US$8,316k (2025: loss of US$2,208k).

The financial statements of Guardian Metal Resources plc, Company number 13351178, were approved by the board of Directors and authorised for issue on September 15, 2026. They were signed on its behalf by:

/s/ Oliver Friesen

Oliver Friesen

Chief Executive Officer

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2026

	Share capital	Share premium	Shares to be issued	Capital contribution reserve	Share based payment reserve	Exchange reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 01 July 2024	1,346	9,680	174	5,897	162	195	(3,003)	14,451
Loss for the year	-	-	-	-	-	-	(2,208)	(2,208)
Currency translation	-	-	-	-	-	1,150	-	1,150
Total comprehensive (expense) for the year	-	-	-	-	-	1,150	(2,208)	(1,058)
Issue of ordinary shares	393	8,006	(174)	-	-	-	-	8,225
Share issue costs	-	(129)	-	-	-	-	-	(129)
Share-based payments	-	-	-	-	162	-	-	162
Total transactions with owners	393	7,877	(174)	-	162	-	-	8,258
Balance at 30 June 2025	1,739	17,557	-	5,897	324	1,345	(5,211)	21,651

Balance at 01 July 2025	1,739	17,557	-	5,897	324	1,345	(5,211)	21,651
Loss for the year	-	-	-	-	-	-	(8,316)	(8,316)
Currency translation	-	-	-	-	-	(1,333)	-	(1,333)
Total comprehensive (expense) for the year	-	-	-	-	-	(1,333)	(8,316)	(9,649)
Issue of ordinary shares	743	89,643	-	-	-	-	-	90,386
Share issue costs	-	(6,388)	-	-	-	-	-	(6,388)
Share-based payments	-	-	-	-	2,097	-	-	2,097
Total transactions with owners	743	83,255	-	-	2,097	-	-	86,095
Balance at 30 June 2026	2,482	100,812	-	5,897	2,421	12	(13,527)	98,097

The following describes the nature and purpose of each reserve:

Share premium: amount subscribed for share capital in excess of nominal value.

Share capital: amount subscribed for share capital at nominal value.

Accumulated losses: cumulative net losses recognised in the financial statements.

Share based payment reserve: amounts recognised for the fair value of share options and warrants granted.

Exchange reserve: foreign exchange differences in re-translation.

Capital contribution reserve: relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2026

	Year ended 30 June 2026	Year ended 30 June 2025
	US$’000	US$’000
Cash flows from operating activities
Loss for the year from continuing activities	(8,316)	(2,208)
Adjustments for:
Share based payment expense	2,097	162
Expenses settled in shares	324	63
Foreign exchange movements	(1)	686
	(5,896)	(1,297)
Changes in working capital:
Increase in trade and other receivables	(26,572)	(5,128)
Increase/(decrease) in trade and other payables	292	(158)
Net cash outflows used in operating activities	(32,176)	(6,583)

Cash flows from investing activities
Purchase of intangibles	(362)	(2,968)
Purchase of property, plant and equipment	(1)	-
Net cash outflows used in investing activities	(363)	(2,968)

Cash flows from financing activities
Proceeds from issue of share capital	90,062	8,091
Share issue costs	(6,388)	(123)
Net cash inflows generated from financing activities	83,674	7,968

Increase/(decrease) in cash and cash equivalents	51,135	(1,583)

Cash and cash equivalents at beginning of year	1,457	3,008
Effect of foreign exchange rates	(641)	32
Cash and cash equivalents at 30 June	51,951	1,457

Non-cash transactions during the year

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC totalling US$30,485k, to investment in subsidiary.

The notes on pages 37 to 62 are an integral part of these financial statements

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

1.	Reporting entity

Guardian Metal Resources plc is a public company limited by shares which is incorporated and domiciled in England and Wales. The address of the Company’s registered office is 25 Eccleston Place, London, England, SW1W 9NF. The consolidated financial statements of the Company as at and for the year ended 30 June 2026 include the Company and its subsidiaries. The Company is the ultimate parent company of Golden Metal Resources, LLC, Pilot Metals Inc., BFM Resources Inc., Guardian Exploration Ltd, Guardian Exploration Inc., GMET Tungsten Holdings Co., Advance Tungsten Reserve, Inc. and Tempiute Inc. Guardian Exploration Ltd is incorporated and domiciled in England and Wales, while the remaining subsidiaries are incorporated and domiciled in the U.S. The Group is primarily involved in the exploration and exploitation of mineral resources in the U.S.

2.	Going concern

The financial statements are prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group, including current level of resources and the required level of spending on exploration and corporate activities. As at 30 June 2026 the Group had a cash balance of $52,459k.

The Board has reviewed the Group’s cash flow forecasts for 12 months from the date of signing, having regard to its current financial position and operational objectives. The predominant focus of operational activities over the period to June 2027 will be the delivery of a Definitive Feasibility Study on its Pilot Mountain project and a maiden resource at its Tempiute project, which are both fully funded. The cash flow forecasts indicate that the Group has the funds available to meet its operational activities and corporate activities for a period of at least twelve months from when the financial statements are authorised for issue and thus has sufficient working capital and cash flows to continue in operational existence.

Management expects the Group to retain sufficient liquidity throughout the 2027 fiscal year taking into account controllable expenditures. The cash forecasts consider a scenario that removes uncommitted financing and retains a prudent expenditure profile. Although the Company successfully raised funds in March 2026, future fundraising is not assumed. Before any mitigating actions, the forecasted cash flow decreases the monthly rate of cash outflows in the second half FY 2027 compared to the first half FY 2027. During the first half of FY 2027, if additional funds were to come in, the Group could approve additional expenditures in line with new cash balances and budgeting amounts and spend rates. If no additional funds were to come in, the Directors would take mitigating actions that are within management control or reasonably available if required, including deferral or reduction of discretionary exploration expenditure, phasing of study and development activities along with committed project work, active cost control over corporate and advisory expenditures and the use of available financing alternatives where appropriate.

The Group has flexibility over the timing and scale of exploration and evaluation programs. For the principal projects, management expects to maintain sufficient expenditure to preserve momentum and license standing while retaining discretion over non-committed activities. Taking this into consideration, the Company has therefore adopted the going concern basis of accounting in the preparation of the financial statements.

3.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with UK-adopted international accounting standards and IFRS as issued by the IASB. As regards the Company financial statements, as applied in accordance with the requirements of the Companies Act 2006. The financial statements are prepared on the historical cost basis or the fair value basis where the fair value of relevant assets or liabilities has been applied.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to the period presented, unless otherwise stated.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

3.	Basis of preparation (continued)

(b)	(i) New and amended standards, and interpretations issued and effective for the first time for annual reporting periods commencing on 1 January 2026 and have been adopted in preparing these financial statements:

•	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – effective 1 January 2026
•	Annual Improvements to IFRS Accounting Standards – Amendments to:

IFRS 1 First-time Adoption of International Financial Reporting Standards;

IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;

IFRS 9 Financial Instruments;

IFRS 10 Consolidated Financial Statements; and

IAS 7 Statement of Cash flows

(ii) New standards, amendments and interpretations in issue but not yet effective

At the date of approval of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue for the period beginning 1 January 2027 but not yet effective:

•	IFRS 18 Presentation and Disclosure in Financial Statements - effective 1 January 2027;
•	IFRS 19 Subsidiaries without Public Accountability: Disclosures - effective 1 January 2027;
•	IAS 21 The Effects of Changes in Foreign Exchange Rates - effective 1 January 2027

The Directors do not expect that the adoption of these standards will have a material impact on the financial information of the Group or Company in future periods.

(c)	Functional and presentation currency

The consolidated and Company financial statements are presented in United States Dollar (US$). The Company’s functional currency is Pounds Sterling (£). All financial information presented has been rounded to the nearest thousand dollars, except where otherwise indicated.

(d)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.

The estimates and assumptions that have the most significant effect on the amounts recognised in the consolidated financial statements and/or have a significant risk of resulting in a material adjustment within the next financial year are as follows:

Group

Carrying value of intangible assets          – Note 9

In arriving at the carrying value of intangible assets, the Group determines the need for impairment in accordance with IFRS 6 based on the level of geological knowledge and confidence of the mineral resources. Such decisions are taken on the basis of the exploration and research work carried out in the period utilising expert reports.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

3.	Basis of preparation (continued)

Parent

Impairment of investment in subsidiaries     - Note 12

The investments in subsidiaries are assessed annually to determine if there is any indication that any of the investments might be impaired. Given that the major assets on the balance sheet of all subsidiaries is exploration and evaluation (“E&E”) minerals interests, and that it is the Company’s intention to undertake further exploration activities on each of the E&E cash generation units, subject to funding, the Company does not believe that an impairment of investment in subsidiaries is warranted for the year ended 30 June 2026.

Receivables from Group undertakings     - Note 13

The Parent Company in applying the expected credit loss (ECL) model under IFRS 9 must make assumptions when implementing the forward-looking ECL model. This model is required to be used to assess the intercompany loans receivable from subsidiaries for impairment.

Estimations were made regarding the credit risk of the counterparty and the underlying probability of default in each of the credit loss scenarios. The scenarios identified by management included Production, Divestment, Fire-sale and Failure. These scenarios considered technical data, necessary licences to be awarded, the Company’s ability to raise finance, and ability to sell the project. The Directors make judgements on the expected likelihood and outcome of each of the above scenarios, and these expected values are applied to the loan balances.

Valuation of share-based payments     - Note 19

Accounting for some equity-settled share-based payment awards requires the use of valuation models to estimate the future share price performance of the Company. These models require the Directors to make assumptions regarding the share price volatility, risk free rate and expected life of awards in order to determine the fair values of the awards at grant dates.

4.	Significant accounting policies

The accounting policies set out below have been applied consistently throughout the year presented in these consolidated financial statements and have been applied consistently by Group entities.

(a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 30 June each year. The comparatives are for the year ended 30 June 2025 and, in the case of the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows, the years ended 30 June 2025 and 30 June 2024.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;
•	rights arising from other contractual arrangements; and
•	the Group’s voting rights and potential voting rights.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.	Significant accounting policies (continued)

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Acquisitions of mineral exploration licences through the acquisition of non-operational corporate structures that do not represent a business and therefore do not meet the definition of a business combination, are accounted for as the acquisition of an asset.

Where an acquisition transaction constitutes the acquisition of an asset and not a business, the consideration paid is allocated to assets and not a business, the consideration paid is allocated to assets and liabilities acquired based on their relative fair values.

Deferred tax is not recognised upon an asset acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

(i)	Subsidiaries and acquisitions

Business combinations are accounted for using the acquisition method as at the acquisition date – i.e., when control is transferred to the Group. Control is when the investor has power over the investee, exposure or rights, to variable returns from its involvements with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns.

The results of subsidiaries acquired or disposed of during the year are included in the statement of comprehensive income from the effective date of acquisition, or up to the effective date of disposal, as appropriate.

Investments and loans in subsidiaries

The Company recognises its investments in and loans to subsidiaries at cost less any provision for impairment. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all loans to subsidiaries, except those classified as part of the net investment in subsidiaries.

(ii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency

(i)	Foreign currency transactions

The financial information of the Group and Company is presented in the currency of the primary economic environment in which the entity operates (United States Dollar (US$)). The functional currency of the Company is Pounds Sterling (£).

In preparing the financial information of the Group, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At the balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in the statement of comprehensive income for the period.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.	Significant accounting policies (continued)

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for the statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for the income statement are translated at average exchange rates; and
•	all resulting exchange differences are recognised as a separate component of equity.

Foreign currency differences arising on retranslation into an entity’s functional currency are recognised in profit or loss.

(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to United States Dollar at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States Dollar at exchange rates at the dates of the transactions, with differences recognised in other comprehensive income.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such items are considered to form part of a net investment in the foreign operation and are recognised in other comprehensive income and presented in the exchange reserve in equity.

(c)	Financial instruments

(i)	Financial assets

The Group classifies its financial assets on initial recognition based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets are measured at amortised cost where they are held within a business model whose objective is to hold assets to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s and Company’s financial assets measured at amortised cost comprise other receivables, cash and cash equivalents and reclamation bonds.

Financial assets measured at amortised cost are initially recognised at fair value and are subsequently measured at amortised cost using the effective interest method, less any expected credit loss allowance recognised in accordance with IFRS 9.

Expected credit losses

The Group and Company recognise expected credit losses (“ECLs”) on financial assets measured at amortised cost.

Loss allowances are measured using reasonable and supportable information available without undue cost or effort, including historical credit loss experience, current conditions and forecasts of future economic conditions.

For receivables, the Group and Company apply the simplified approach permitted by IFRS 9 and measure the loss allowance at an amount equal to lifetime expected credit losses.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.	Significant accounting policies (continued)

In assessing expected credit losses, the Group and Company consider all available information relevant to the collectability of the asset, including:

•	significant financial difficulties of the debtor;
•	probability that the debtor will enter bankruptcy or financial reorganisation; or
•	default or delinquency in payments.

Financial assets are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are recognised in profit or loss

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short term highly liquid deposits which are subject to an insignificant risk of changes in value.

Other non-current assets

Reclamation bonds are amounts deposited with regulatory authorities as security for the Company’s obligations to restore exploration sites. The bonds are recognised as financial assets and are recoverable upon satisfactory completion of the related reclamation activities. The bonds are measured at amortised cost.

(ii)	Financial liabilities

The Group and Company classify their financial liabilities into one of the categories discussed below, depending on the purpose for which the liability was incurred. The Group’s and Company’s accounting policy for each category is as follows:

Amortised cost

The Group’s and Company’s financial liabilities held at amortised cost are recognised in the statement of financial position when the Group and Company becomes a party to the contractual provision of the instrument.

Financial liabilities measured at amortised cost comprise trade payables and other short-dated monetary liabilities, which are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method.

Determination of Fair values

All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorised within the fair value hierarchy. The fair value hierarchy prioritises the inputs to valuation techniques used to measure fair value. The Group and Company uses the following hierarchy for determining and disclosing the fair value of financial instruments and other assets and liabilities for which the fair value was used:

•	level 1: quoted prices in active markets for identical assets or liabilities;
•	level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•	level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Share capital

Ordinary shares

Ordinary shares are classified as equity. There is one class of ordinary share in issue, as detailed in note 16.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.	Significant accounting policies (continued)

(e)	Capital contribution reserve

Capital contribution reserve represents receivables from subsidiary undertakings assigned to the Company as part of the Group reorganisation, for which no consideration was payable. Amounts recognised within the capital contribution reserve are presented separately within equity.

(f)	Investment in subsidiaries

Investments in subsidiaries are recognised in the Company’s separate financial statements at cost less accumulated impairment losses.

Capital contributions made to subsidiaries are added to the cost of the relevant investment. This includes intercompany loan balances formally converted into capital contributions where the Company’s contractual right to repayment has been extinguished.

At each reporting date, the Company assesses whether there are indicators that an investment may be impaired. Where indicators exist, the carrying amount of the investment is compared with its recoverable amount. Any impairment loss is recognised in profit or loss.

(g)	Intangible assets

(i)	Prospecting and exploration rights

Rights acquired with subsidiaries are recognised at fair value at the date of acquisition. Other rights acquired and development expenditure is recognised at cost.

The Group recognises expenditure as exploration and evaluation assets when it determines that those assets will be successful in finding specific mineral resources (IFRS 6 assets). Expenditure included in the initial measurement of exploration and evaluation assets and which are classified as intangible assets relate to the acquisition of rights to undertake topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and other activities to evaluate the technical feasibility and commercial viability of extracting a mineral resource.

Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Administrative and overhead costs are expensed as incurred unless they are directly attributable to qualifying exploration and evaluation activities and meet the Group’s criteria for capitalisation when incurred. Expenditure previously recognised as an expense is not subsequently reinstated as an asset.

(ii)	Impairment

Whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable, an asset is reviewed for impairment. An assets carrying value is written down to its estimated recoverable amount (being the higher of the fair value less costs of disposal and value in use) if that is less than the assets carrying amount.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.	Significant accounting policies (continued)

Impairment reviews for deferred exploration and evaluation expenditure are carried out on a project-by-project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise such as:

-	unexpected geological occurrences that render the resource uneconomic;
-	title to the asset is compromised;
-	variations in mineral prices that render the project uneconomic;
-	substantive expenditure on further exploration and evaluation of mineral resources is neither budgeted nor planned; and
-	the period for which the Group has the right to explore has expired and is not expected to be renewed.

Impairment losses are recognised in profit or loss. For all assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h)	Share based payments

The grant date fair value of share-based payment awards granted to Directors, employees and consultants is recognised as an expense, with a corresponding increase in equity, over the period that the recipient becomes unconditionally entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Market vesting conditions are factored into the fair value of all options granted. If all other vesting conditions are satisfied, a charge is made irrespective of whether market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

(i)	Taxation

Tax expense or credit comprises current and deferred tax. Current and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is based on the taxable profit or loss for the year calculated using tax rates that have been enacted or substantively enacted by the end of the reporting year. The Company does not currently generate taxable profits.

(ii)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases and is accounted for using the balance sheet liability method.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted and are expected to apply in the period when the liability is settled, or the asset realised. Deferred tax is charged or credited to the statement of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.	Significant accounting policies (continued)

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Judgement is applied in making assumptions about future taxable income to determine the extent to which the Company recognises deferred tax assets, as well as the anticipated timing of the utilisation of the losses.

(j)	Segmental information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) and for which discrete financial information is available.

The Company’s CODM is the Board of Directors. The Board reviews consolidated financial information of the Group for the purposes of allocating resources and assessing performance.

During the year ended 30 June 2026, the Group operated as a single operating and reportable segment, being the exploration and evaluation of mineral resources in Nevada, United States. The Group is an exploration-stage company and does not generate revenues.

The information reviewed by the CODM includes consolidated financial information relating to operating expenditures and cash position. The CODM does not regularly review discrete measures of profit or loss by project or geographical area, nor does the CODM regularly review discrete information regarding assets or liabilities by project or geographical area.

The CODM reviews total assets as reported in the consolidated statement of financial position when making decisions regarding resource allocation. No separate measures of segment assets or liabilities are reviewed.

As a result, the Group has a single operating and reportable segment, and the segment information is the same as that presented in the consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows.

(k)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Land is not depreciated as it is considered to have an indefinite useful life.

Depreciation is recognised so as to write off the cost of assets over their estimated useful lives, using the straight-line method. Depreciation is charged as follows:

Computer equipment	3 year straight line

The assets’ residual values, useful lives and depreciation methods are reviewed annually. Assets are tested for impairment when indicators arise. Gains or losses on disposal are recognised in profit or loss when the asset is derecognised.

(l)	Government awards and grants

Government awards and grants are recognised when there is reasonable assurance that the Group will comply with the conditions attached to the awards or grant and that the awards or grant will be received.

Awards or grants relating to exploration and evaluation activities are accounted for in accordance with IAS 20. Where such awards or grants relate to expenditure that has been capitalised as exploration and evaluation assets, the grant is deducted from the carrying amount of the related asset. Income from awards or grants is therefore not presented separately in the statement of comprehensive income.

Amounts receivable in respect of qualifying expenditure incurred prior to the reporting date are recognised as a receivable where the Group has an enforceable entitlement to reimbursement.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

5.	Operating expenses

Operating expenses include:	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Staff costs	2,127	506	354
Share based payment expense	2,097	162	124
Auditor’s remuneration – audit services	99	95	37
Listing and admission expenses	2,189	-	-
Other administrative expenses	4,039	1,956	861
	10,551	2,719	1,376

6.	Staff costs

	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Social security contributions	156	43	32
Directors’ salary and fees (note 7)	1,868	463	322
Staff salaries	94	-	-
Share based payments	2,097	162	124
Medical insurance	9	-	-
Total	4,224	668	478

The monthly average number of employees across the Group during the year was 7 (2025: 5), including 5 directors, 1 Chief Financial Officer and 1 Finance Administrator (2025: 5 directors).

7.	Directors’ emoluments

Group and Company

	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Social security contributions	156	43	32
Directors’ salary and fees	1,868	463	322
Share based payments	2,097	162	124
Medical insurance	4	-	-
Total	4,125	668	478

Emoluments disclosed above include the following amounts paid to the highest Director:

	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Emoluments for qualifying services	1,016	270	213
Total	1,016	270	213

The Directors of the Group have authority and responsibility for planning, directing and controlling the activities of the Group.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

8.	Taxation

Reconciliation of tax (credit)/expense

	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Losses from operations	(10,043)	(2,711)	(1,376)

Tax using the Company’s effective domestic tax rate of 19% (2025: 19%, 2024: 19%)	(1,908)	(515)	(261)
Effects of:
Overseas tax rates differing from UK rate	(34)	-	-
Tax effect of disallowable expenditure	398	162	126
Current losses with no recognisable deferred tax asset	1,544	353	135
Tax charge	-	-	-

The tax reconciliation has been prepared using the UK corporation tax rate of 19%, being the domestic rate applicable to the parent company. The Group has operations in the United States which are subject to different tax rates. The impact of overseas tax rates is not material to the overall tax reconciliation due to the Group’s loss-making position and the non-recognition of deferred tax assets on tax losses.

Factors that may affect future tax charges

At the year end, the UK Company had estimated unused tax losses available for offset against suitable future profits of approximately US$14,315k (2025: US$4,356k, 2024: US$2,405k). A deferred tax asset has not been recognised in respect of such losses due to uncertainty of future profit streams.

The tax reconciliation included the tax effect of non-deductible expenditure of US$398k which represents permanent differences for tax purposes and does not form part of the losses available for carry forward.

The main rate of UK corporation tax during the year ended 30 June 2026 was 25 per cent, however the Company has applied the small profits rate being 19 per cent which is applicable to companies with profits under £50,000 (2025: 19 per cent, 2024: 19 per cent).

9.	Intangible assets

	Group Prospecting and exploration rights	Company Prospecting and exploration rights
	US$’000	US$’000
As at 01 July 2024	9,280	6,111
Additions	8,103	3,033
Effect of foreign exchange	523	523
Balance at 30 June 2025	17,906	9,667

Additions	28,220	362
Less award funding received	(4,049)	(200)
Reclassification	(725)	-
Effect of foreign exchange	(330)	(330)
Balance at 30 June 2026	41,022	9,499

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

9.	Intangible assets (continued)

	Pilot Mountain	Tempiute	Pilot Mountain North	Garfield	Stonewall	Kibby Basin	Golconda	White Elephant	Cinch	Website	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As at 1 July 2024	8,664	-	-	329	51	25	207	-		4	9,280
Additions	7,631	291	-	95	5	12	69	-		-	8,103
Effect of foreign exchange	470	-	-	28	4	2	18	-		1	523
Balance at 30 June 2025	16,765	291	-	452	60	39	294	-		5	17,906

As at 1 July 2025	16,765	291	-	452	60	39	294	-		5	17,906
Additions	18,862	8,992	113	134	4	11	73	15	16	-	28,220
Less award funding received	(4,049)	-	-	-	-	-	-	-	-	-	(4,049)
Reclassification	(400)	(325)	-	-	-	-	-	-	-	-	(725)
Effect of foreign exchange	(297)	(5)	-	(15)	(2)	(1)	(10)	-	-	-	(330)
Balance at 30 June 2026	30,881	8,953	113	571	62	49	357	15	16	5	41,022

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

9.	Intangible assets (continued)

Intangible assets relate to exploration and evaluation project costs capitalised as of 30 June 2026. Additions to project costs during the year ended 30 June 2026 were in relation to projects in Nevada, USA. The exploration projects comprise of the Pilot Mountain Project, Tempiute Project, Garfield Project, Golconda Summit Project, Pilot Mountain North Project, Stonewall Project, Kibby Basin Project, White Elephant Project and Cinch Project. The Group is the operator of the Tempiute Project and Golconda Summit Project, both of these are held under an earn-in right from the mineral claim owner under an option agreement.

The Projects are at varying stages, from mineral resources growth and engineering stage through to early exploration stage. Each project consists of claims (including lode, millsite and placer) located on land managed by the United States Bureau of Land Management (“BLM”) while Tempiute is located predominantly on patented mining claims. Mineral exploration is focused on tungsten mainly at the Pilot Mountain and Tempiute projects, while other projects contain a variety of metals including tungsten, gold, copper, lithium, silver, and zinc.

A particular focus during the year was the advancement of Pilot Mountain from a principally exploration and resource-definition asset towards a defined development project capable of becoming an operating tungsten mine. The recently completed Pilot Mountain Pre-Feasibility Study, delivered on time and within budget, represents a key technical and economic milestone for the Group and provides the basis for the next phase of work, including detailed engineering, permitting, project financing and commercial planning. The study also supports the Group’s broader objective of establishing a secure, domestic U.S. tungsten supply chain and progressing Pilot Mountain towards potential production, subject to the required approvals, financing and final investment decisions. Costs supporting the project in general as well as the Pre-Feasibility study were capitalized into the project’s intangible asset.

Although the results of the Pilot Mountain Pre-Feasibility study were positive and robust, the Group concluded that technical feasibility and commercial viability were not yet demonstrable on 30 June 2026 because of key activities including permitting, detailed engineering, project financing and final investment approvals. Accordingly, Pilot Mountain continued to be classified as an exploration and evaluation asset under IFRS 6. Management also assessed the asset for indicators of impairment and concluded that no impairment was required.

Tempiute is a past-producing U.S. tungsten mine located predominantly on patented mining claims, with existing district infrastructure and significant exploration potential. Since securing the option, Guardian has advanced a drilling program that began early fiscal year 2026 and has continued to position the asset as a complementary component of a Nevada-based tungsten production hub. The purchase of water rights during fiscal 2026, together with existing power infrastructure in the district, has the potential to support future development and further strengthen Tempiute’s strategic value alongside Pilot Mountain. The combination of historical production, existing infrastructure, and new exploration potential establishes Tempiute as a highly complementary asset to Pilot Mountain, further strengthening Guardian’s ability to deliver scale within a Nevada-based tungsten production hub.

Guardian focussed its efforts on both Pilot Mountain and Tempiute during the fiscal year. Beyond additional claim staking and rock chip analysis, no substantive work was complete on the other projects during this fiscal year period

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

10.	Property, plant and equipment

Group

	Land	Computer Equipment	Total
	US$’000	US$’000	US$’000
Cost
As at 01 July 2025	-	-	-
Additions	42	3	45
Balance at 30 June 2026	42	3	45

Accumulated depreciation
As at 1 July 2025	-	-	-
Depreciation	-	-	-
Balance at 30 June 2026	-	-	-

Net book value
As at 30 June 2025	-	-	-
As at 30 June 2026	42	3	45

Company

	Land	Computer Equipment	Total
	US$’000	US$’000	US$’000
Cost
As at 01 July 2025	-	-	-
Additions	-	1	1
Balance at 30 June 2026	-	1	1

Accumulated depreciation
As at 1 July 2025	-	-	-
Depreciation	-	-	-
Balance at 30 June 2026	-	-	-

Net book value
As at 30 June 2025	-	-	-
As at 30 June 2026	-	1	1

11.	Other non-current assets

Other non-current assets relate to reclamation bonds deposited with regulatory authorities as security for the Group’s obligations to restore exploration sites. The bonds are recoverable upon satisfactory completion of the related reclamation activities.

The Group has provided reclamation bonds to the Bureau of Land Management (“BLM”). Management expects the bonds to be fully recoverable upon completion of the related reclamation obligations and has concluded that no impairment exists at the reporting date.

Management has assessed the associated restoration obligations arising from exploration activities undertaken to date. This assessment was based on the limited extent of site disturbance, principally road grading and drill pad preparation, and management’s expectation that the cost of restoring these areas would be low. Accordingly, management concluded that any provision that may be required at the reporting date would be immaterial to the financial statements.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

12.	Investments in subsidiaries

Non-current investments

	Year ended 30 June 2026	Year ended 30 June 2025
	US$’000	US$’000
Investment in Golden Metal Resources, LLC	30,485	-
Investment in Pilot Metals Inc.	5,880	5,880
Investment in BFM Resources Inc.	17	17
Total	36,382	5,897

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC into a capital contribution. Following the conversion, the loan receivable was derecognised and the carrying amount of the Company’s investment in Golden Metal Resources, LLC was increased by US$30.485 million. The conversion was a non-cash transaction.

Subsidiaries	Activity	Country of incorporation	Ownership interest	Registered office
Golden Metal Resources, LLC	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 1000, Las Vegas, NV 89169, USA

Pilot Metals Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA

BFM Resources Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA

Guardian Exploration Ltd	Mining and exploration	UK	100% of ordinary shares held directly	25 Eccleston Place, London, SW1W 9NF, United Kingdom

Guardian Exploration Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly through Guardian Exploration Ltd	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

GMET Tungsten Holding Co.	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

Advance Tungsten Reserve, Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly through GMET Tungsten Holding Co.	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

Tempiute Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly by Golden Metal Resources, LLC	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

13.	Trade and other receivables

	Group		Company
	As at 30 June 2026	As at 30 June 2025	As at 30 June 2026	As at 30 June 2025
	US$’000	US$’000	US$’000	US$’000
Receivables due from Group undertakings	-	-	294	5,194
VAT receivable	64	50	64	50
Trade receivables	22	-	22	-
Other receivables	1,413	125	888	122
Trade and other receivables	1,499	175	1,268	5,366

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC into a capital contribution. Accordingly, the loan receivable was derecognised. A management recharge to Golden Metal Resources, LLC of $294k remains outstanding at the year end.

14.	Award receivable

During the year, the Group was a recipient of funding under an award from the United States Department of War in support of the advancement of the Pilot Mountain project. The total award available under the agreement is $6.2 million, subject to the incurrence of qualifying expenditure and compliance with the grant conditions.

As the award relates to exploration and evaluation activities, amounts recognised have been offset against the carrying value of the related exploration and evaluation asset.

Award funding recognised during the year totalled $4,048,515 (2025: $nil), of which $2,152,913 was received in cash during the year and $1,895,602 was recognised as a receivable as at 30 June 2026.

Management considers that all conditions relating to amounts recognised at 30 June 2026 had been satisfied. Future reimbursement awards remain subject to the submission and approval of qualifying claims in accordance with the award agreement.

15.	Cash and cash equivalents

	Group		Company
	As at 30 June 2026	As at 30 June 2025	As at 30 June 2026	As at 30 June 2025
	US$’000	US$’000	US$’000	US$’000
Bank balances	52,459	1,873	51,951	1,457
Cash and cash equivalents	52,459	1,873	51,951	1,457

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

16.	Share capital

	Number of ordinary shares
	Year ended 30 June 2026	Year ended 30 June 2025
Balance at beginning of year	139,438,971	109,832,217
Expenses settled in shares	-	170,000
Shares issued in relation to acquisition	-	150,000
Issued for cash	55,369,010	29,286,754
In issue at 30 June – fully paid (par value 1.0p)	194,807,981	139,438,971

	Ordinary share capital
	Year ended 30 June 2026	Year ended 30 June 2025
	US$’000	US$’000
Balance at beginning of year	1,739	1,346
Expenses settled in shares	-	2
Shares issued in relation to acquisition	-	2
Share issues	743	389
Balance at end of year	2,482	1,739

	Share premium
	Year ended 30 June 2026	Year ended 30 June 2025
	US$’000	US$’000
Balance at beginning of year	17,557	9,680
Expenses settled in shares	-	61
Shares issued in relation to acquisition	-	63
Share issues	89,643	7,882
Expenses relating to share issues	(6,388)	(129)
Balance at 30 June	100,812	17,557

The shares have attached to them full voting, dividend, and capital distribution (including winding up) rights; they do not confer any rights of redemption.

On 22 July 2025, the Company raised $20,998,233 (£15,567,000) before expenses, via a direct subscription of 25,945,000 new ordinary shares of £0.01 each.

On 2 January 2026, the Company issued 229,249 new ordinary shares to directors as part of the Company’s short term incentive performance (STIP) scheme, with a value of $324,321 (£241,422).

On 24 March 2026, the Company completed its initial public offering (IPO) on the New York Stock Exchange (NYSE.A), in which it issued and sold an aggregate of 5,055,953 ADSs (representing 25,279,765 ordinary shares), including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option, at a public offering price of $13.50 per ADS, for aggregate gross proceeds of approximately $68,255,366 (£51,030,141).

During the year, warrants were exercised over 2,214,996 ordinary shares, resulting in funds received of $457,799 (£339,195), and options were exercised over 1,700,000 ordinary shares $350,978 (£264,000).

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

17.	Reserves

Accumulated losses

Accumulated losses comprise cumulative accounting profits and losses since incorporation.

Share capital

The share capital comprises the issued ordinary shares of the Company at par value.

Share premium

The share premium comprises the excess value recognised from the issue of ordinary shares above par value.

Exchange reserve

The exchange reserve comprises exchange differences arising on translation of assets from functional currency £ to presentational currency US$. As the Group is primarily involved in the exploration and exploitation of mineral resources in the US, the consolidated and Company financial statements are presented in US$.

Share based payment reserve

The share based payment reserve comprises of amounts recognised for the fair value of share options and warrants granted.

Capital contribution

The capital contribution represents the value of loans assigned from subsidiary undertakings as part of a Group reorganisation. The loans were acquired by the Company following the collapse of three Group companies, namely Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, and the acquisition of debt due to Thor Mining Plc.

A Share Purchase Agreement (SPA) was entered into with Thor Mining Plc on 14 December 2021 for the acquisition of 1,256,350 ordinary shares in Black Fire Industrial Minerals Pty Ltd by Golden Metal Resources Australia Pty Ltd. Debt due to Thor Mining Plc from BFM Resources Inc. and Pilot Metals Inc. of AUD$1,873k and AUD$2,064k respectively was acquired by Golden Metal Resources Australia Pty Ltd during the transaction.

Following the transaction, Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, all previously subsidiaries of the Company, were deregistered or liquidated. Intragroup debt amounting to US$5,897k, including the debt acquired from Thor Mining Plc by Golden Metal Resources Australia Pty Ltd, was transferred to the Company. This has been recognised as a capital contribution in these Financial Statements.

Consideration of US$1,765k, comprising 48,118,920 ordinary shares and 12,500,000 warrants for ordinary shares in Power Metal Resources Plc and US$115k in cash, was settled by Power Metal Resources Plc to Thor Mining Plc on behalf of Golden Metal Resources Australia Pty Ltd.

The consideration paid by Power Metal Resources Plc of US$1,765k was recharged to the Company and capitalised as an intangible asset.

18.	Earnings per share

Basic and diluted loss per share

The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders of US$10,043k (2025: US$2,711k, 2024: US$1,376k), and a weighted average number of ordinary shares in issue of 288,966,419 (2025: 123,960,520, 2024: 89,803,058). The basic and diluted earnings per share are the same given the loss for the year, making the outstanding share options and warrants anti-dilutive.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

19.	Share options and warrants

Reconciliation of outstanding share options:

2026	Number of options	Weighted average exercise price (£’s)
Outstanding at 1 July 2025	7,404,860	0.18
Granted during the year	3,850,000	1.31
Exercised during the year	(1,700,000)	0.16
Lapsed during the year	(500,000)	0.02
Outstanding at 30 June 2026	9,054,860	0.67
Exercisable at 30 June 2026	7,129,860	0.67

2025	Number of options	Weighted average exercise price (£’s)
Outstanding at 1 July 2024	6,004,860	0.13
Granted during the year	1,400,000	0.09
Outstanding at 30 June 2025	7,404,860	0.18
Exercisable at 30 June 2025	6,704,860	0.18

The weighted average contractual life of the options outstanding at the reporting date is one year and 321 days (2025: one year and 167 days).

Exercise prices of share options outstanding at 30 June 2026 are 10.75p, 14p, 40p, 131.37p.

The fair values of the options granted during the year were calculated using the Black Scholes Model with the following assumptions:

Date granted	December 2025
Risk free interest rate	3.793%
Expected volatility	66.377%
Expected dividend yield	0%
Life of the option	1 year
Share price at measurement date	£1.3350
Fair value	£1,440,591

In the current year, expected volatility was calculated using the Company’s historical share price over the one-year period prior to the grant date, whereas in the prior year it was based on the average volatility of five similar companies in the same industry.

US$2,097k has been recognised as a share-based payment expense in the Statement of Comprehensive Income related to portion of share options deemed to have vested during the year.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

19.	Share options and warrants (continued)

Directors’ Options

There were 2,225,000 options issued to Directors during the year.

Reconciliation of outstanding warrants

2026	Number of warrants	Weighted average exercise price (£’s)
Outstanding at 1 July 2025	6,304,023	0.31
Exercised	(2,214,996)	0.15
Outstanding at 30 June 2026	4,089,027	0.40
Exercisable at 30 June 2026	4,089,027	0.40

2025	Number of warrants	Weighted average exercise price (£’s)
Outstanding at 1 July 2024	21,106,446	0.14
Granted during the year	4,209,027	0.40
Exercised	(18,908,700)	0.18
Lapsed	(102,750)	0.17
Outstanding at 30 June 2025	6,304,023	0.31
Exercisable at 30 June 2025	6,304,023	0.31

The weighted average contractual life of the warrants outstanding is one year (2025: 260 days).

Exercise prices of warrants outstanding at 30 June 2026 was 40p.

Directors’ warrants

There were no warrants issued to Directors during the year.

20.	Trade and other payables

	Group		Company
	As at 30 June 2026	As at 30 June 2025	As at 30 June 2026	As at 30 June 2025
	US$’000	US$’000	US$’000	US$’000
Trade payables	972	1,140	84	394
Other payables	4	65	4	22
Accrued expenses	2,670	571	915	322
Trade and other payables	3,646	1,776	1,003	738

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.	Financial instruments

Financial risk management

Overview

The Group has exposure to the following risks arising from financial instruments:

-	credit risk
-	liquidity risk
-	market risk
-	currency risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Company’s board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training, management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Cost may be an appropriate estimation of fair value at the measurement date only in limited circumstances, such as for a pre-revenue entity when there is no catalyst for change in fair value, or if the transaction date is relatively close to the measurement date. Other indicators include insufficient recent information; a wide range of possible fair values and cost represents the best estimate.

Financial assets carried at amortised cost

	Group		Company
	As at 30 June 2026	As at 30 June 2025	As at 30 June 2026	As at 30 June 2025
	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	52,459	1,873	51,952	1,457
Trade and other receivables	22	-	22	-
Award receivable	1,896	-	-	-
Other non-current assets	358	-	-	-
Amounts due from related parties	-	-	294	5,194
	54,735	1,873	52,268	6,651

Financial liabilities carried at amortised cost

	Group		Company
	As at 30 June 2026	As at 30 June 2025	As at 30 June 2026	As at 30 June 2025
	US$’000	US$’000	US$’000	US$’000
Trade and other payables	3,642	1,710	999	716
	3,642	1,710	999	716

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.	Financial instruments (continued)

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	Group		Company
	As at 30 June 2026	As at 30 June 2025 (restated)	As at 30 June 2026	As at 30 June 2025 (restated)
	US$’000	US$’000	US$’000	US$’000
Cash and cash equivalents	52,459	1,873	51,952	1,457
Trade and other receivables	22	125	22	11,215
Award receivable	1,896	-	-	-
Other non-current assets	358	-	-	-
Amounts due from related parties	-	-	294	-
	54,735	1,998	52,268	12,672

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities carried at amortised cost

Group

30 June 2026	Carrying amount	2 months or less	3-12 months	More than 1 year
	US$’000	US$’000	US$’000	US$’000
Trade and other payables	3,642	3,528	114	-
	3,642	3,528	114	-

Company

30 June 2026	Carrying amount	2 months or less	3-12 months	More than 1 year
	US$’000	US$’000	US$’000	US$’000
Trade and other payables	999	999	-	-
	999	999	-	-

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.	Financial instruments (continued)

Exposure to credit risk

Group

30 June 2025 (restated)	Carrying amount	2 months or less	3-12 months	More than 1 year
	US$’000	US$’000	US$’000	US$’000
Trade and other payables	1,710	1,710	-	-
	1,710	1,710	-	-

Company

30 June 2025 (restated)	Carrying amount	2 months or less	3-12 months	More than 1 year
	US$’000	US$’000	US$’000	US$’000
Trade and other payables	716	716	-	-
	716	716	-	-

Comparative information has been restated to include accrued expenses within trade and other payables which were omitted from the prior year disclosure.

The Group reviews its facilities regularly to ensure that it has adequate funds for operations and expansion plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. Due to the nature of the Group’s operations, it will be mainly exposed to fluctuations in the price of tungsten, copper and gold. The Group, where able, will look to hedge its foreign currency exposure.

Currency risk

The Group operates internationally and is exposed to foreign currency risk arising on cash and cash equivalents and receivables denominated in a currency other than the respective functional currencies of Group entities. The main currency in which these transactions primarily are denominated are US Dollars (USD). The following balances that were held in foreign currency at the reporting date are:

	Group		Company
Net foreign currency financial assets/(liabilities)	30 June 2026	30 June 2025	30 June 2026	30 June 2025
	US$’000	US$’000	US$’000	US$’000
GBP	107	1,258	107	1,258
AUD	-	(8)	-	(8)
Total net exposure	107	1,250	107	1,250

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.	Financial instruments (continued)

Sensitivity analysis

A 10 per cent strengthening of USD against the respective currencies at 30 June would have increased/(decreased) equity and profit or loss by the amounts shown below:

Group and Company	Profit and Loss		Equity
	30 June 2026	30 June 2025	30 June 2026	30 June 2025
	US$’000	US$’000	US$’000	US$’000
GBP	(11)	(126)	(11)	(126)
AUD	-	1	-	1
Total net exposure	(11)	(125)	(11)	(125)

A 10 per cent weakening of USD against the respective currencies would have an equal but opposite effect.

Capital risk management

The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The capital structure of the business consists of cash and cash equivalents, debt and equity, which at 30 June 2026 for the Group totalled US$93,633k (2025: US$18,178k) and for the Company totalled US$98,097k (2025: US$21,651k). The total cash and cash equivalents is set out above and in note 15.

Fair values and carrying amounts

The carrying values of financial assets and liabilities are all approximate to their fair values per the statement of financial position.

22.	Related parties

During the year, the Company advanced funds of $25.6m (2025: $4.9m), and recharged net costs totalling $390k (2025: $48k), including management charges for director and consultant fees totalling $409k (2025: $120k), to Golden Metal Resources, LLC, the Company’s wholly owned subsidiary

During the year, the Board approved the capitalisation of intercompany loan balances of $30.485 million into the Company’s investment in Golden Metal Resources, LLC. Following this reclassification, no amount was outstanding at the reporting date (2025: $4.9 million).

Transactions with key management personnel:

During the year the Company paid US$10.8k (2025: US$31.1k) to MBB Trading Pty Ltd, a company in which M Billing (a director who resigned during the year) has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$561k (2025: US$50.8k) to The Zephyr Group LLC, a company in which J.T. Starzecki has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$54.9k (2025: US$nil) to Schlumpberger Inc., a company in which Michael Schlumpberger has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$11k (2025: US$nil) to Abundance Resources International, LLC., a company in which Mark Thorpe has a beneficial interest in, for his director services. These fees are in line with his Director contract.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

23.	Capital commitments

The Company has 100 per cent ownership of the Pilot Mountain, Garfield, Pilot Mountain North, and Stonewall, Kibby Basin, White Elephant and Cinch projects, and an earn-in option for up to 100 per cent of the Tempiute Project and up to 100 per cent of the Golconda Summit Project.

On 1 November 2021, the Company acquired Black Fire Industrial Minerals Pty Ltd from Thor Mining Plc in order to acquire the Pilot Mountain Project. Certain mining claims within the Pilot Mountain Project are subject to a two per cent royalty held by Nevada Select Royalty based on actual proceeds from the sale of minerals. In addition, Nevada Select Royalty is entitled to receive non-refundable prepayments in respect of the Pilot Metals Royalty at a current rate of US$40,000 per annum. Guardian Metal is committed to approximately $80,000 per annum for vehicle management costs/claim related fees.

In January 2025, the Company signed an option agreement to purchase 100 per cent of the Tempiute Tungsten Project. During the term of the agreement, the Company is committed to paying the owner US$25,000 every six months, which is to be netted against the purchase price should the Company elect to exercise its option. Further, the Company shall pay the owner US$25,000 on the fifth anniversary of the deed and on each succeeding anniversary until the Company commences commercial production of minerals from the property. Each payment represents an advance payment of any royalties due to the owner. The agreement allows the Company to terminate at any time without incurring additional liabilities beyond payments accrued up to the termination date. As such, no liability for future payments has been recognised in the financial statements. Guardian Metal is committed to approximately $60,000 per annum for vehicle management costs/claim related fees.

On 21 May 2021, the Company became the operator of the Golconda Summit Project when it entered into an Assignment and Assumption Agreement with GR Silver Mining and the Company was also assigned the Golconda Option Agreement to earn-in up to 100 per cent. GR Silver Mining historically entered into the Golconda Option Agreement to acquire 100 per cent title and interest with Eureka Resources, a private Nevada based company. Under the terms of the Assignment and Assumption Agreement, the Company has assumed the obligation to pay the remaining liability of US$275,000 due under the Golconda Option Agreement to Eureka Resources. Eureka Resources holds a 1 per cent net smelter royalty over the Golconda Summit Project which can be bought back at any time by the Company within one year after commencement of production for US$1,000,000. Annual payments of US$50,000 are payable by the Company on or before 11 August of each of 2023, 2024, 2025, 2026 and 2027 and the Company holds an option to purchase the leased claims for US$335,000, less the amount of annual payments made. Guardian Metal is committed to approximately $10,000 per annum for vehicle management costs/claim related fees.

On 17 June 2021, Golden Metal Resources, LLC acquired the Garfield and Stonewall Projects from the Sunrise Resources Group. Under the terms of the Acquisition Agreements, the Sunrise Resources Group retain a 2 per cent royalty over the Garfield and Stonewall Projects. 1 per cent of each project royalty may be repurchased by the Company for US$1,000,000 at any time. Guardian Metal is committed to approximately $45,000 per annum for costs/claim related fees in relation to Garfield, and approximately $4,000 per annum in relation to Stonewall.

The Company is not committed to any costs in relation to the Kibby Basin, Pilot North, White Elephant or Cinch projects, but continues to pay the $35,000 per annum yearly maintenance claim fees.

24.	Post balance sheet events

On 1 July 2026, the Company implemented an internal corporate reorganization pursuant to which Tempiute Inc. was incorporated as a wholly owned subsidiary of the Company and BFM Resources Inc. and Pilot Metals Inc. were merged, with Pilot Metals Inc. as the surviving entity.

On 7 July 2026, the Company announced that it had entered into a strategic partnership with the Montana Mining Association, in collaboration with Montana Technological University and the U.S. Army Research Laboratory, to advance a domestic tungsten mining and recovery pilot programme for U.S. defence applications.

On 14 July 2026, the Company announced exploration results across our non-core portfolio, including at the newly staked Cinch, Pilot North and White Elephant.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

24.	Post balance sheet events (continued)

On 17 July 2026, the Company implemented previously approved share option arrangements with certain directors, granting an aggregate of 681,817 new options over ordinary shares: (i) an option over 400,000 ordinary shares granted to Dr. Mark Thorpe at an exercise price of £2.55 per share pursuant to the terms agreed on his appointment, with 100,000 vesting on grant and 300,000 vesting on 21 November 2026, and a life to expiry of three years from the date of grant; (ii) an option over 100,000 ordinary shares granted to Michael X. Schlumpberger at an exercise price of £1.31 per share, being the balance of the 400,000 options agreed on his November 2025 appointment (an option over 300,000 ordinary shares having been granted in December 2025), with 50% vesting on grant and 50% vesting on 24 December,2026; and (iii) an enterprise management incentive option over 181,817 ordinary shares granted to Oliver Friesen at an exercise price of 10.75 pence per share. In addition, the Company extended the exercise period of the option over 2,104,859 ordinary shares granted to Mr. Friesen under the EMI Option Deed dated 3 May 2023 by five years to 3 May 2031 and agreed to indemnify Mr. Friesen for the net tax cost arising from such original options not qualifying as enterprise management incentive options, subject to a cap.

On 17 July 2026, the following purchases were made: (i) Mr. Starzecki purchased 5,500 ordinary shares as ADRs for a total of $10,494; (ii) Mr. Friesen purchased 20,000 ordinary shares for a total of £29,749.50; and (iii) Mr. Schlumpberger purchased 2,500 ordinary shares as ADRs for a total of $5,005.

On 23 July 2026, the Company’s wholly owned subsidiary Advance Tungsten Reserve, Inc., which was a dormant company, was dissolved.

On 17 August 2026, 3,989,027 ordinary shares were issued upon the exercise of warrants prior to their expiry, including ordinary shares deposited into the Company’s ADS facility in connection with such exercises.

On 25 August 2026, the Company entered into a collaboration agreement with Oritain, a global leader in forensic origin verification, to facilitate development of a database of origin fingerprints for tungsten, intended to support the development of provenance verification for tungsten for governments, industry and end consumers.

On September 14, 2026, we announced exploration results and related technical information from the Tremor Zone and the Good Hope Zone at Pilot Mountain.